UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

OR

[ ]	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from ____________ to ____________
Commission file number	N/A

GOLDEN OASIS EXPLORATION CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 750 – 580 Hornby Street

Vancouver, British Columbia, Canada V6C 3B6

(Address of principal executive offices)

Copy of communications to:

Ethan Minsky, Esq.

Clark Wilson LLP

Barristers and Solicitors

Suite 800 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3H1

Telephone: 604-687-5700 Facsimile: 604-687-6314

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

- ii -

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 18,054,471 common shares without par value issued and outstanding on August 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                                                                                                                                       [ ] YES ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                           [ ] YES [ ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ] YES	☒ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] ITEM 17 ☒ ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                                                                                                                                              [ ] YES ☒ NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                      [ ] YES [ ] NO

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Part II			109
Item 13	Defaults, Dividend Arrearages and Delinquencies		109
Item 14	Material Modifications to the Rights of Security Holderrs and Use of Proceeds		109
Item 15	Controls and Procedures		109
Item 16	[Reserved]		109
	A.	Audit Committee Financial Expert	109
	B.	Code of Ethics	109
	C.	Principal Accountant Fees and Services	109
	D.	Exemptions from the Listing Standards for Audit Committees	109
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	109
Part III			109
Item 17	Financial Statements		109
Item 18	Financial Statements		110
Item 19	Exhibits		111
Signature			112

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this registration statement constitutes forward-looking statements. When used in this registration statement, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, lack of commercially exploitable mineral reserves, future prices of precious metals and minerals, as well as those factors discussed in the section entitled “Risk Factors” beginning on page 5, below. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

As used in this registration statement, the terms “we”, “us” and “our” mean Golden Oasis Exploration Corp. and our wholly owned subsidiary, Golden Oasis Exploration, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

Our financial statements for the year ended July 31, 2006 have been reported on by Morgan & Company, Chartered Accountants, P.O. Box 10007 Pacific Centre, Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, Canada. Our financial statements for the period from November 2, 2004 (date of incorporation) to July 31, 2005 have been reported on by Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia V6C 2T7, Canada. Our financial statements for the nine months ended April 30, 2007 have been prepared by management and have neither been reviewed nor audited by Morgan & Company.

Item 1	Identity of Directors, Senior Management and Advisers
A.	Directors and Senior Management

The Directors and the senior management of our company as of August 31, 2007 are as follows:

Name	Business Address	Function
Robert Eadie	Suite 750, 580 Hornby Street Vancouver, British Columbia V6C 3B6 Canada

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Eadie was one of the founders of our company.

Richard Kern	4235 Christy Way Reno, NV 89519 U.S.A.

As our President, Mr. Kern is responsible for our exploration, development and mining operations and for management of our Nevada operations; as a director, Mr. Kern participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Kern was also one of the founders of our company.

Gary Arca	Suite 750, 580 Hornby Street Vancouver, British Columbia V6C 3B6 Canada

As our Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all of the financial aspects of our business and corporate governance and standards; as a director, Mr. Arca participates in management oversight and helps to ensure compliance with our corporate governance policies and standards

Gary Hawthorn	2806 Thorncliffe Dr. North Vancouver, British Columbia V7R 2S7 Canada	As an independent director, Mr. Hawthorn supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Hawthorn was also a founder of our company.
Peter Barnes	Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada

As an independent director, Mr. Barnes supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Barnes was also one of the founders of our company.

B.	Advisers

Our legal advisers are Clark Wilson LLP, Barristers & Solicitors, with a business address at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 and Lang Michener LLP, 1500 – 1055 West Georgia Street, P.O. Box 1117, Vancouver, British Columbia, Canada V6E 2N7.

C.	Auditors

Our auditors are Morgan & Company, Chartered Accountants, with a business address at Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, Canada. Morgan & Company are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board (CPAB) and the U.S. Public Company Accounting Oversight Board (PCAOB). Our previous auditors, Amisano Hanson, Chartered Accountants, with a business address at Suite 604 – 750 West Pender Street, British Columbia V6C 2T7, Canada, resigned as our auditors effective September 15, 2006. Amisano Hanson, Chartered Accountants are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board (CPAB) and the U.S. Public Company Accounting Oversight Board (PCAOB).

Item 2	Offer Statistics and Expected Timetable

Not Applicable.

Item 3	Key Information
A.	Selected Financial Data

The following table summarizes selected financial data for our company for the year ended July 31, 2006 and for the period from November 2, 2004 (date of incorporation) to July 31, 2005 respectively. The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 3, below.

Selected Financial Data

(Stated in CANADIAN Dollars)

Fiscal Year Ended July 31, 2006 and Period from November 2, 2004 (date of incorporation) to July 31, 2005 (Audited)

US GAAP	2006	2005
Net Sales or Operating Revenue	NIL	NIL
Net Loss	$1,226,555	$286,097
Net Loss from Operations	$1,226,555	$286,097
Basic and Diluted Loss per Share	$0.11	$0.05
US GAAP	At July 31, 2006	At July 31, 2005
Assets	$3,384,036	$331,341
Current Assets	$3,219,457	$239,382
Share Capital	$4,121,285	$501,001
Common Stock	17,554,471 common shares	7,710,001 common shares
Cash Dividends per Common Share	NIL	NIL

The following table summarizes selected financial data for our company for the nine months ended April 30, 2007 and the nine months ended April 30, 2006. While the information is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position and results of operations for these interim periods. The information in this table should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 3, below.

Selected Financial Data

(Stated in CANADIAN Dollars)

Nine months Ended April 30, 2007 and 2006 (Unaudited)

US GAAP	Nine months ended April 30, 2007	Nine months Ended April 30, 2006
Net Sales or Operating Revenue	NIL	NIL

Net Loss	$1,185,952	$1,082,335
Net Loss from Operations	$1,244,142	$1,083,161
Basic and Diluted Loss per Share	$0.07	$0.14
US GAAP	At April 30, 2007	At July 31, 2006
Assets	$2,245,701	$3,384,036
Current Assets	$1,953,996	$3,219,457
Share Capital	$4,183,285	$4,121,285
Common Stock	17,754,471 common shares	17,554,471 common shares
Cash Dividends per Common Share	NIL	NIL

Disclosure of Exchange Rate History

On August 31, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City by the Federal Reserve Bank of New York) was $1.0560. For the full financial year ended July 31, 2006, the period beginning November 2, 2004 (date of incorporation) and ending July 31, 2005, for the nine months ending April 30, 2007, the following average exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
July 31, 2005 (from November 2, 2004)	$1.2257
July 31, 2006	$1.1483

Nine months Ended	Average
April 30, 2007	$1.1444

Months Ended	Average
March 31, 2007	$1.1546
April 30, 2007	$1.1101
May 31, 2007	$1.0696
June 30, 2007	$1.0654
July 31, 2007	$1.0668
August 31, 2007	$1.0560

B.	Capitalization and Indebtedness

Our authorized capital consists of unlimited number of shares of common stock without par value. As of August 31, 2007, we had 18,054,471 shares of our common stock issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and shows the capitalization of our company as of July 31, 2007. You should read this table in conjunction with our audited and unaudited financial statements, together with the accompanying notes and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 3, below.

As at July 31, 2007

Liabilities
Current, unsecured	$11,875

$11,875
Shareholders’ Equity
Share capital	$4,183,285
Contributed Surplus	746,718
Deficit and Accumulated Other Comprehensive Income	(3,320,158)
$1,609,845

We have not issued any dividends since our incorporation on November 2, 2004.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this registration statement in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Associated with Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business could fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business could fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission’s Industry Guide 7 is extremely remote; in all probability our mineral resource properties do not contain any ‘reserve’ and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration for mineral resources and, if we discover a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence could have a material adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, either from the sale of our mineral resource properties or from the extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of our exploration properties and projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated. We compete with other exploration companies looking for mineral resource properties. While we compete with these other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

In identifying and acquiring mineral resource properties, we compete with many companies possessing greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Our title to our resource properties may be challenged by third parties or the licenses that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We have investigated the status of our title to our mineral resource properties and we are satisfied that, except as described below, our title to these properties is properly registered in the name of our company. There can be no assurance, however, that our right to explore our properties will not be revoked or altered to our detriment in the future, as the ownership and validity of mining claims and concessions are often uncertain and may be contested. We believe that approximately 31 acres (1.7%) of the land covered by the mineral claims comprising our Toiyabe property may be subject to prior mineral claims and our ability to exploit those lands may therefore be subject to some doubt. Until competing interests in these mineral lands have been determined, we can give no assurance as to the validity of our title to those lands. Should anybody challenge the boundaries or the validity of our title to our properties, the resolution of dispute or the process of confirming our title could take substantial time and money. Further, the preservation of title to our mineral properties will require that we continue to expend money or work the claims. If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral properties could expire or be forfeit.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since the date of our incorporation in 2004, we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we cannot provide investors with any assurance that we will generate any operating revenues or ever achieve profitable operations.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to scale back or discontinue our business.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash and equivalents in the amount of $1,928,817 as of April 30, 2007. At August 31, 2007 we had working capital of approximately $898,277.

During the 12 month period ending August 31, 2008, we expect to spend approximately US$1,000,000 on the maintenance and exploration of our mineral properties and $420,000 to $660,000 on the operation of our company. We do not expect to earn any revenue from operations during this period. We anticipate that we will need to raise approximately $800,000 in order to continue to explore our properties and pay our overhead during this 12 month period. We will probably find it difficult to raise debt financing from traditional lending sources and we have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will be able to continue to do so or, if we can, that we would be able to do so on terms acceptable to our company. We can therefore not give any assurance that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements. If we fail to obtain financing when required, we may be forced to delay or postpone further exploration and development of our projects or we could lose one or more of our properties.

The fact that we have not generated any operating revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. From inception until August 31, 2007, we have accumulated losses, calculated under U.S. GAAP, of $3,320,158. Our ability to continue as a going concern depends on our ability to obtain the necessary financing to meet our obligations and pay our liabilities arising from normal business operations when they come due. Our financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should we be unable to continue as a going concern and therefore be required to realize on our assets and discharge our liabilities and commitments at amounts different from those reported in the financial statements.

These circumstances raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements for the year ended July 31, 2006 do not reflect this doubt because the circumstances that raise it did not exist until after the date that they were prepared.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Some of our directors and officers are engaged in and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these other companies will be in direct competition with our company. By way of example, Richard Kern, our President and one of our directors, is a director, the president and a control shareholder of MinQuest, Inc. We hold rights in our properties through option agreements with MinQuest, Inc. Although we intend to deal with any conflict of interest through application of the relevant provisions of the Business Corporations Act (British Columbia) and as disclosed elsewhere in this registration statement, there can be no assurance that any conflict of interest will not have an adverse effect on our company.

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors for their acts, receipts, negligence or defaults and for any other loss, damage or expense incurred by them which occurs during the execution of their duties as officers or directors of our company, unless they failed to act honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise have been of benefit to our company and our shareholders.

Exchange rate fluctuations may increase the costs of our operations.

Exchange rate fluctuations may affect the costs that we incur in our operations. We have historically conducted our financing activities in Canadian dollars, but many of our expenditures, including primarily those that we propose to incur on our mineral exploration projects in the United States, will be in U.S. dollars. Exchange rate fluctuations could increase the costs of our U.S. activities in Canadian dollars.

Risks Relating to our Securities

Trading in our common shares on the TSX Venture Exchange is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed on the TSX Venture Exchange under the symbol “GOT-V’. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations or to acquire additional properties. If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold.

We have granted and may in the future continue to grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the TSX Venture Exchange). The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our common shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. Some of our directors and officers are residents of countries other than the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of any court of the United States.

Trading of our stock may be restricted by the SEC’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company for United States federal income tax purposes during the 2004 tax year or in subsequent years. We may be deemed a passive foreign investment company because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled “Taxation-U.S. Federal Income Taxation – Passive Foreign Investment Companies” contained in this registration statement for a more detailed description of the passive foreign investment company rules and how those rules may affect their ownership of our capital shares.

If we are or become a passive foreign investment company, our U.S. shareholders may be subject to the following adverse tax consequences:

•

they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

•	they will be required to pay interest on taxes allocable to prior periods; and
•	the tax basis of our capital shares will not be increased to fair market value at the date of their date.
Item 4	Information on our Company
A.	History and Development of our Company

We were incorporated pursuant to the Business Corporations Act (British Columbia) on November 2, 2004 under the name 707729 B.C. Ltd. On February 18, 2005, we changed our name to Golden Oasis Exploration Corp. We have one active subsidiary, Golden Oasis Exploration, which was incorporated on February 9, 2005, in the state of Nevada for the purpose of carrying out our U.S. operations.

Our principal place of business is located at Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6. Our telephone number at this address is: (604) 602-4935.

Our common shares are listed on the on the TSX Venture Exchange under the symbol “GOT-V”.

B.	Our Business

We are in the mineral resource business. The mineral resource business generally consists of three stages: exploration, development and production. We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession). After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues underground, possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock. If minerals are found, exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic. A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

Our primary natural resource property is the Toiyabe property, situated in the northern Toiyabe Range in eastern Lander County, Nevada. We also have options to acquire two other properties, the Lone Ranch property and the Empress Project. We have not established the existence of any commercially viable mineral deposits at any of our mineral properties.

There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 5 of this registration statement, for additional information about the risks of mineral exploration.

Revenues

We have not generated any revenues from any of our properties.

Principal Market

We do not currently have any market, as we have not yet identified any commercially viable mineral deposit on any of our properties. If we succeed in identifying a commercially viable mineral deposit, our principal markets should consist of metals refineries and base metal traders and dealers.

Seasonality of our Business

Exploration at our properties can be conducted year-round.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

We are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

We compete with other mining companies for the acquisition of mineral interests and for the recruitment and retention of qualified employees. Some of our competitors have greater financial resources and technical facilities than our company. While we compete with these other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Governmental Regulations

Various levels of governmental controls and regulations address, among other things, the environmental impact of mineral exploration and mineral processing operations and establish requirements for decommissioning of mineral exploration properties after operations have ceased. With respect to the regulation of mineral exploration and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various aspects of the operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mineral exploration properties following the cessation of operations and may require that some former mineral properties be managed for long periods of time.

Our exploration activities are subject to various levels of federal and state laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mineral exploration properties. These laws and regulations include the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Federal Land Policy and Management Act, the National Environmental Policy Act, the Resource Conservation and Recovery Act and the equivalents of these federal laws that have been adopted by the state of Nevada.

The state of Nevada adopted the Mined Land Reclamation Act in 1989 that established design, operation, monitoring and closure requirements for all mining operations in the state. The Mined Land Reclamation Act has increased the cost of designing, operating, monitoring and closing new mining facilities and could affect the cost of operating, monitoring and closing existing mining facilities. New facilities are also required to provide a reclamation plan and financial assurance to ensure that the reclamation plan is implemented upon completion of operations. The Mined Land Reclamation Act also requires reclamation plans and permits for exploration projects that will result in more than five acres of surface disturbance.

We plan to secure all necessary permits for our exploration activities on an ‘as-needed’ basis from time-to-time during the conduct of our exploration programs. These permits are usually obtained from either the Bureau of Land Management (BLM) or the United States Forest Service. Obtaining such permits usually requires the posting of small bonds for subsequent remediation of trenching, drilling and bulk-sampling. We currently have two exploration permits in place. Both are with the Bureau of Land Management. Called a “Notice of Intent”, these permits allow the current drilling programs at our Toiyabe and Empress projects to proceed. As part of these permits, we have provided bonds to the BLM that cover the cost of reclamation of any surface disturbance done by the company. The bond for Toiyabe is $27,794.00 and the bond for Empress is $15,623.00. After reclamation is completed to the satisfaction of the BLM the bonds are returned.

We do not anticipate discharging water into active streams, creeks, rivers, lakes or any other bodies of water without an appropriate permit. We also do not anticipate disturbing any endangered species or archaeological sites nor do we anticipate that we will cause any damage to our properties. Re-contouring and re-vegetation of disturbed surface areas will be completed pursuant to the applicable permits if and as required. The cost of remediation work will vary according to the degree of physical disturbance. It is difficult to estimate the cost of compliance with environmental laws since the full nature and extent of our proposed activities cannot be determined at present.

Mining Claims

In the state of Nevada, mineral interests may be owned by (a) the United States, (b) the state itself, or (c) private parties.

Where prospective mineral properties are owned by private parties or by the state, some type of property acquisition agreement is necessary in order for us to explore or develop such property. Generally, these agreements take the form of long term mineral leases under which we would acquire the right to explore and develop the property in exchange for periodic cash payments during the exploration and development phase and a royalty, usually expressed as a percentage of gross production or net profits derived from the leased properties if and when mines on the properties are brought into production. Other forms of acquisition agreements might be required if and when mines on the properties are brought into production. These other forms of acquisition agreements might include exploration agreements coupled with an option to purchase, joint venture agreements and similar arrangements.

Where prospective mineral properties are held by the Untied States, mineral rights may be acquired through the location of unpatented mineral claims upon unappropriated federal land. If the statutory requirements for the location of a mining claim are met, the locator obtains a valid possessory right to develop and produce minerals from the claim. The right can be freely transferred and, provided that the locator is able to prove the discovery of locatable minerals on the claims, is protected against appropriation by the governmental without just compensation. The claim locator also acquires the right to obtain a patent or fee title to his claim from the federal government upon compliance with certain additional procedures.

Mining claims are subject to the same risk of defective title that is common to all real property interests. Additionally, mining claims are self-initiated and self-maintained and therefore, possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims solely from an examination of the public real estate records and therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim. If the validity of a patented mining claim is challenged by Federal Bureau of Land Management or the U.S. Forest Service on the grounds that mineralization has not been demonstrated, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon. Such a challenge might be raised when a patent application is submitted or when the government seeks to include the land in an area to be dedicated to another use.

The nature of the mining claims in which our company has or has an option to acquire are discussed below, in Property, Plants and Equipment.

C.	Organizational Structure

We have one active subsidiary, Golden Oasis Exploration, which was incorporated on February 9, 2005, in Nevada to carry out U.S. operations.

D.	Property, Plant and Equipment

Our executive office is located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. We lease 25% of a 2,441 square foot office that we share with other tenants. Our share of the annual rent for this space will be $15,012 for each of our fiscal years ending on July 31, 2007, 2008 and 2009, respectively, and it will be $8,757 for the first seven months of our fiscal year 2010 until the lease for this space expires on February 28, 2010. This office space accommodates all of our executive and administrative personnel and we believe that it is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

Mineral Properties

We have options to acquire interests in three mineral properties known as (i) the Toiyabe property; (ii) the Lone Ranch Property; and (iii) the Empress Project. Each of these properties is discussed in detail below.

To date, we have concentrated the bulk of our exploration efforts and expenditures on the Toiyabe Property, which is located in the northern Toiyabe Range, eastern Lander County, Nevada. During the next 12 months, we intend to continue to focus our efforts primarily on this property.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, including the Toiyabe Property, or that we will be able to identify any mineral resource on any of these properties that can be developed profitably. Even if we do discover commercially exploitable levels of mineral resources on any of our properties, which is unlikely, there can be no assurance that we will be able to enter into commercial production of our mineral properties.

The following is a brief description of each of our mineral properties.

The Toiyabe Property

Acquisition

On January 23, 2005, we entered into an option agreement with MinQuest Inc. of Reno Nevada, a private company controlled by Richard Kern, who is the President and a director of our company. This agreement was amended on May 15, 2005 and again on November 30, 2005. Under the agreement, as amended, MinQuest granted us the right to earn an undivided 100% interest in the Toiyabe Property, subject to a 3% net smelter royalty in favour of MinQuest. In order to earn our interest in the Toiyabe Property, we were required to reimburse MinQuest for all costs associated with their acquisition of the property (US$41,856, all of which have been paid), pay US$1,000,000 in cash, issue 500,000 common shares and spend at least US$2,500,000 on the exploration of the property in stages as follows:

(a)	pay US$25,000 upon signing the agreement (we have paid this amount) and issue 50,000 shares of our common stock (we have issued these shares) on or before August 15, 2005;
(b)

pay US$30,000 (we have paid this amount), issue 100,000 shares of our common stock (we have issued these shares) and incur at least US$125,000 in exploration expenditures by August 15, 2006 (we have incurred this amount);

(c)

pay US$45,000 (we have paid this amount), issue 150,000 shares of our common stock (we have issued these shares) and incur at least US$175,000 in exploration expenditures by August 15, 2007 (we have incurred this amount);

(d)	pay US$60,000, issue 200,000 shares of our common stock and incur at least US$200,000 in exploration expenditures by August 15, 2008;
(e)	pay US$80,000 and incur at least US$275,000 in exploration expenditures by August 15, 2009;
(f)	pay US$100,000 and incur at least US$325,000 in exploration expenditures by August 15, 2010;
(g)	pay US$120,000, and incur at least US$375,000 in exploration expenditures by August 15, 2011;
(h)	pay US$140,000 and incur at least US$400,000 in exploration expenditures by August 15, 2012; and
(i)	pay US$400,000 and incur at least US$625,000 in exploration expenditures by August 15, 2013.

We have the right to purchase up to one half of the net smelter royalty for US$2,000,000 for each 1% of the royalty purchased (total of $3,000,000 for the entire 1.5%). During the term of the option agreement we are responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. We estimate that it will cost our company approximately US$22,110 per year in rental fees to maintain the claims in good standing.

On July 25, 2005, we entered into an agreement with Newmont USA Limited and Newmont Capital Limited pursuant to which Newmont USA provided us with certain proprietary technical information relating to the Toiyabe property. As consideration for the data, we granted to Newmont Capital a right of first refusal, exercisable for 90 years, with respect to any offer, joint venture, lease, sale, grant or other disposition of the Toiyabe property by our company.

In May 2006, we obtained a right to acquire an additional 77 unpatented claims, under the option agreement with MinQuest Inc., in the Toiyabe area, giving us an additional 1,540 acres or 2.5 square miles of ground to explore and develop pursuant to the option agreement described above.

Mineral Claims

The Toiyabe property consists of 165 unpatented, contiguous, and unsurveyed mineral claims, each claim covering 20.66 acres, for a total of 1,776.76 acres. Certain of these claims may cover pre-existing claims that have rights to the land in conflict with our rights. The actual location of unpatented mineral claims can only be confirmed by a field inspection of the location of claim monuments and how they relate to the monuments of older, pre-existing claims. In fact some of the conflicts may not actually exist and there may be other conflicts that are not apparent from the printed documents. We are currently conducting a field inspection of all company claims and other older claims. Field inspection to date indicates that up to approximately 31 acres of the Toiyabe block may belong to unrelated third parties.

Unpatented mining claims are generally considered subject to greater title risks than patented mining claims or real property interests that are owned in fee simple. To remain valid, unpatented claims are subject to annual maintenance fees of $125 per claim. The $125 per claim fees for 2006-2007 have been paid.

Location

The Toiyabe property is situated in the northern Toiyabe Range, eastern Lander County, Nevada, approximately 78 miles southwest of Elko, Nevada. It covers parts of Sections 1 and 12, T25N, R46E, Sections 6 and 7, T25N, R47E, Section 36, T26N, R46E and Section 31, T26N, R47E, MDB&M. Elevations range between 6,600 and 8,000 feet above sea level. The following map shows the location of the Toiyabe property.

Accessibility

Access to the property from Elko is available by paved road for approximately 67 miles, and a further 18 miles on gravel roads and two track routes. The property is approximately 42 miles south of the Union Pacific Railway that parallels Interstate 80. Interstate 80 is shown on the map, above.

Infrastructure

No utilities are available on or near the property. The hilly nature of the Toiyabe property could restrict the ability of a mine operator to place mine site facilities on the project ground depending on the size of the operation.

All essential services such as fuel, food and lodging are available in Elko or Battle Mountain. Most supplies, equipment and services are available at Battle Mountain, Carlin or Elko. The closest regularly scheduled airline services are located in Elko. There is a highly trained mining-industrial workforce available in Battle Mountain, Carlin and Elko.

Climate

The climate of the property is characterized by warm, dry summers and cool, moist winters. There is a large diurnal range for temperature. The temperatures are cool to cold during the winter (to 0  Fahrenheit), with occasional moderate snow cover, and are warm during the summer (to over 100  Fahrenheit) with cool nights. The area is fairly dry with infrequent rains and occasional snowfalls in the respective seasons.

Physiography

The vegetation varies depending on elevation and moisture. Sagebrush and sparse grasses thrive on the valley floors while mountain mahogany, juniper and pinon trees grow on the lower slopes of the ranges. The lower slopes of the Toiyabe property area are covered with open pinon and juniper stands on the slopes. The vegetation on the valley floor of the property consists mostly of sagebrush and grasses.

Geological Setting

North-Central Nevada is underlain by Paleozoic, Mesozoic and Cenozoic sedimentary and igneous rocks. Two distinct depositional environments are evident in the Paleozoic units. These are known as the Upper and Lower Plate assemblages that represent the upper and lower plates of the Roberts Mountain Thrust, a major structural feature. In Nevada, the Upper Plate assemblage consists of deep water siliceous sedimentary and minor volcanic rocks. The lower plate of the Roberts Mountain Thrust is almost entirely composed of shallow marine carbonates.

Mineralization

Recent shallow drilling by Golden Oasis has identified at least two northwest trending, southwest dipping mineralized faults. Gold values ranging from 1.00 g/t (0.292 oz/ton) to 18.85 g/t (0.55 oz/ton) gold over 10 feet have been intersected within the fault zones. The gold is associated with elevated arsenic, mercury, antimony and silver geochemistry. which aids in the search for these deposits. Gold commonly occurs where narrow fracture systems intersect only certain sheared, permeable and reactive carbonates that result in larger, shear-breccia hosted gold systems. Additionally, significant zones of gold mineralization on the subject property are associated with lesser argillic alteration.

Prior Work

Homestake (now Barrick), Getty Oil (now Energold Mining), Freeport Exploration (now Freeport-McMoran Copper & Gold Inc), Degerstrom Inc, Santa Fe Pacific Mining (now Newmont) each performed some exploration work on portions of the Toiyabe property during the period 1964-1991. Much of the work consisted of drilling. Some of the work includes:

•	approximately 10,000 regional and local collected stream silt samples by Homestake in 1979
•	approximately 9,500 regional and local collected stream sediment samples by Inland in 1988
•	Airphoto and landsat studies
•	Geological mapping
•	Rock sampling by Inland and Freeport in the lower plate rock exposures
•	6 square miles of soil surveys on 200ftX200 ft grid, 3 square miles of soil surveys on 400ftX400 ft grid completed by Santa Fe in 1990
•	Airborne magnetometer surveys in 1990 completed by Homestake
•	4,165 rock chip samples completed by Santa Fe in 1991
•	Reverse Circulation drilling of 159 holes from 1979-1991 on the current Toiyabe property as part of more than 1,000 holes drilled in the area
•	Bouguer gravity surveys were completed by Newmont in 1993 over parts of the Toiyabe property

MinQuest, a private company controlled by Richard Kern, our officer and director, and Herb Duerr, staked the claims comprising the Toiyabe property in 2004, at a cost to MinQuest of US$41,883.

Our Work on the Toiyabe Property to Date

During 2005 we conducted a new airborne geophysical interpretation of purchased private airborne magnetic data. The objective of the new interpretation was to locate possible structures which may be associated with mineralization at depth. After this interpretation was completed in June, 2005, we conducted a one hole reverse circulation drill program in the south-western portion of the Toiyabe property. We drilled this hole in July, 2005 primarily to determine the stratigraphy of that area of the property. The hole confirmed the presence of the important lower plate stratigraphy, but we believed that further work was needed to determine if the lower plate rock contains the right structural complexities and traps to host an economic gold occurrence.

In 2006 we conducted a two-phase exploration program on the Toiyabe property to test the theory that recorded near surface mineralization is the result of leakage upward along favorable structures from a deep seated source that could be enriched in gold. The first phase consisted of:

•	a detailed review of all historic data;
•

entering all of the historic data into an electronic database to determine if any trends exist in the old anomalous drill results, and to help with the interpretation and selection of future areas to drill;

•

a Tensor IP Survey focused over an area of the property containing the most favorable stratigraphy to date (principally the area where the lower plate Roberts Mountain formation occurs in the southern half of the property in the old California-Courtney target areas); and

•	a Controlled Source Magneto Telluric geophysical survey was conducted to help define major faults in the area.

The second phase of our 2006 exploration program consisted of a 31 hole angle drilling program that we began in August, 2006, for which we announced results in February, 2007. Drilling totalled 11,120 feet and results are shown in the table below.

TOIYABE SUMMARY DRILLING RESULTS (+1 g/t gold intercepts only)

HOLE #	Azimuth (Degrees)	Dip (Degrees)	Total Depth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Value (g/t)	Gold Value (oz/ton)
T-601	0	-45	400	30	35	5	3.55	0.104
				40	55	15	7.88	0.230
			including	45	50	5	14.50	0.423
				335	350	15	6.36	0.186
			including	350	355	5	15.60	0.456
T-602	0	-45	400	60	65	5	1.02	0.030
				95	105	10	2.77	0.081
T-603	0	-45	450	140	160	20	12.85	0.375
			including	145	155	10	18.85	0.550
T-604*	0	-45	300				No +1.0 values	
T-605	0	-45	400	145	150	5	1.37	0.040
				160	165	5	1.95	0.057
T-606*	0	-45	420				No +1.0 values	
T-607*	0	-45	300				No +1.0 values	
T-608	0	-45	300	35	45	10	2.51	0.073
				75	80	5	5.79	0.169
T-609	0	-45	450	185	190	5	1.54	0.045
T-610	0	-45	450	180	185	5	1.56	0.046
				205	210	5	4.65	0.136
				310	320	10	1.41	0.041
				405	410	5	1.62	0.047
T-611*	0	-45	350				No +1.0 values	
T-612	0	-45	550	355	375	20	1.92	0.056
T-613	0	-45	550	475	480	5	1.60	0.047
T-614*	0	-45	500				No +1.0 values	
T-615	0	-45	250	115	125	10	1.20	0.035
T-616*	0	-45	300				No +1.0 values	
T-617	0	-45	350	190	195	5	1.02	0.030
T-618	180	-45	410	80	85	5	1.68	0.049
				125	130	5	1.06	0.031
T-619	0	-45	400	25	35	10	1.31	0.038
				80	85	5	1.53	0.045
T-620	0	-45	400	80	85	5	1.67	0.049
				110	120	10	1.08	0.032
T-621	0	-45	300	0	5	5	1.68	0.049
T-622	0	-45	300	215	220	5	1.08	0.032
T-623	0	-45	300	80	85	5	1.70	0.050
T-624	0	-45	300	200	205	5	2.94	0.086
T-625*	0	-45	250				No +1.0 values	
T-626*	0	-45	270				No +1.0 values	
T-627*	90	-45	270				No +1.0 values	
T-628*	90	-45	300				No +1.0 values	
T-629*	0	-45	300				No +1.0 values	
T-630*	0	-45	300				No +1.0 values	
T-631	0	-45	300	115	125	10	1.00	0.029

*Note: Drill holes T-604,606,607,611,614,616,625-630 contained no +1.0 g/t gold values

Analysis of the results indicates the drilling intersected at least two northwest trending mineralized fault zones. These structures have been named the Courtney “A” and “B” faults. The Courtney “A” Fault contains the highest gold values ranging from 15 feet averaging 7.88 g/t (0.230 oz/ton) to 10 feet averaging 18.85 g/t (0.550 oz/ton) in hole T-603. Intersected in three drill sections gold occurs within a 10 to 40 feet thick altered breccia. Although originally thought to trend east-west, the “A” fault now appears to trend north-northwest and dip south-westerly. Approximately 600 feet northeast of the “A” fault is the Courtney “B” Fault. It is parallel to the “A” fault and thicker but results to date suggest that it contains lower gold grades that average 1.10 g/t (0.032 oz/ton) over 10 feet. The “B” fault was intersected by only two drill sections. 1,000 feet to the West of the “A” fault, we tested two soil anomalies with drill holes T-621 to 625. Holes 621 and 622 have +1 g/t intercepts indicating a southwest dipping fault. The same occurs in holes T-623 and 624. Three holes drilled to test a possible east-west fault in a valley 2,000 feet south of the “A” fault intersected a narrow zone of +1 g/t gold in one hole.

The Courtney “A” and “B” faults occur near the eastern edge of a down-dropped fault block called a “graben”. This graben is one of two large north-northwest trending down-dropped features interpreted from our recent Controlled Source Magneto Telluric geophysical survey.

In May 2007, we initiated a 21,000 foot drilling program at the Toiyabe Property, including a core drilling program of the Courtney “A” fault. This program involved drilling several oriented core holes in an effort to determine a more precise orientation of the mineralized structure. A total of 8 core holes were drilled with the deepest being 960 feet. Results for 7 of the 8 core holes have been received and are listed below.

Drill holes T-701C through T-704C tested the Courtney “A” fault along strike for accurate control on attitude and holes 705C through 708C began following the mineralized structure down dip. Gold occurs within a N43oW trending fault zone that dips 40o southwest near surface and steepens to over 65o at depth. The core drilling has also allowed accurate determination of stratigraphy. Initial interpretation of the stratigraphy indicates portions of drill holes T-706, 7 and 8C intersected lower plate limy rocks.

RC drilling commenced in July, 2007 to further test the Courtney “A” and “B” faults down dip and along strike. This program has a planned total footage of 18,000 feet in 40 drill holes. Drilling will be completed in the fall of 2007.

The Lone Ranch Property

Acquisition

On January 23, 2005, we entered into an option agreement with MinQuest Inc. with respect to the Lone Ranch Property. This agreement was amended on May 15, 2005 and November 30, 2005. Under the option agreement, as amended, MinQuest granted us the right to earn an undivided 100% interest in the Lone Ranch Property, subject to a 3% net smelter royalty in favour of MinQuest. In order to earn our interest in the Lone Ranch Property, we must reimburse MinQuest for all of its costs associated with the acquisition of the property (US$21,572, all of which have been paid), pay US$510,000, issue 400,000 common shares to MinQuest, and complete $1,400,000 in exploration expenditures, in stages, as follows:

(a)	pay US$25,000 upon signing the agreement (we have paid this amount) and issue 50,000 shares (we have issued these shares) on August 15, 2005;
(b)	pay US$30,000 (we have paid this amount), issue 100,000 common shares (we have issued these shares) and incur US$50,000 in exploration expenditures (we have incurred this amount) by August 15, 2006;
(c)	pay US$45,000 (we have paid this amount), issue 150,000 common shares (we have issued these shares) and incur US$125,000 in exploration expenditures by August 15, 2007 (we have incurred this amount);
(d)	pay US$60,000, issue 100,000 common shares and incur US$175,000 in exploration expenditures by August 15, 2008;
(e)	pay US$80,000 and incur US$275,000 in exploration expenditures by August 15, 2009;
(f)	pay US$100,000 and incur US$350,000 exploration expenditures by August 15, 2010; and
(g)	pay US$170,000 and incur US$425,000 in exploration expenditures by August 15, 2011.

We have the right to purchase up to one-half the net smelter royalty for US$1,500,000 for each 1% of the royalty purchased (or US$2,250,000 for entire 1.5%). During the term of the option agreement, as amended we are responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. We will have to pay approximately US$7,100 per year in rental fees to maintain the claims in good standing. Such taxes, fees and rentals will be paid from working capital. We have met all payment and expenditure requirements under the agreement so far.

Mineral Claims, Location, and Accessibility

The Lone Ranch Property consists of 54 unpatented mineral claims (1,080 acres) located in Ferry County, Washington, approximately 3 miles south of the Canadian border. Unpatented mining claims are generally considered subject to greater title risks than patented mining claims or real property interests that are owned in fee simple. To remain valid, unpatented claims are subject to annual maintenance fees of $125 per claim. The $125 per claim fees for 2006-2007 have been paid.

The property is accessible by paved and gravel roads from Grand Forks, British Columbia (approximately 12 miles) or Curlew, Washington (approximately 15 miles). The property is bisected by a number of unimproved logging roads that are accessible year-round except in heavy snow years.

Geological Settings

The major lithologic units in the area of the Lone Ranch Property occur as metamorphic rocks trending north to northeast with shallow to moderate dips to the west. These units, presumably of Upper Paleozoic age, become younger to the west.

The oldest mapped unit in the area consists of a package of metasedimentary rocks containing white to reddish brown micaceous quartzite and white to gray marble along with lesser amounts of dark gray biotite schist. These rocks are overlain by a metavolcanic unit containing metasedimentary interbeds. Several intrusives are exposed on the property.

The main structural trend in the area is north to northeast with moderate dips to the west. Two major faults have been mapped in the project area. The Togo Fault is an east trending structure that follows along the North Fork of Lone Ranch Creek. The other structure appears to follow along Lone Ranch Creek.

Infrastructure

The property is accessible by paved and gravel roads from Grand Forks, British Columbia (approximately 12 miles) or Curlew, Washington (approximately 15 miles).These towns are the closest source of food and fuel. Power lines enter the west side of the property.

Mineralization

Several zones of both oxidized and sulfide gold mineralization are present on the Lone Ranch Property, occurring within a north to northeast trending block of sulfide-bearing rocks ranging in thickness from 5 to 300 feet. This band can be traced along strike for approximately four miles. The strong gold bearing sulfide zones contain up to 75% fine grained sulfides consisting of pyrrhotite, pyrite and arsenopyrite, in order of decreasing abundance, accompanied by moderate to strong silicification. These zones are typically stratabound. Concentrations of gold, commonly associated with arsenopyrite, are present within the zones.

Deposit Type

The target is a sulphide-rich gold deposit. This type of mineralization is related to ancient volcanism that occurred on the seafloor. Submarine hot springs are thought to be the source of the mineralization.

Prior Work

Previous exploration on the Lone Ranch property consists of numerous prospect pit and workings and a single adit. The adit is 325 feet in length. Modern exploration activity on the property began in 1981 and has continued intermittently to the present. Cyprus Minerals was the most active at Lone Ranch. The Cyprus exploration program included eight diamond drill holes, totaling 3,078 feet, drilled to test geologic, geochemical and geophysical anomalies in one of the several targets. The Cyprus drilling, completed in the 1980’s, was the last work done on the property before it was acquired by MinQuest.

Our Work on the Lone Ranch Property to Date

In September 2006, we completed our initial geologic mapping and sampling program on the Lone Ranch Property. Our exploration program focused on detailed mapping and evaluation of three areas of mineralization known as the Boundary, Central and LR South targets.

Our exploration program has defined a sulphide-rich zone over a strike length of 6,300 meters with a thickness of 10 to 100 meters. Samples collected during this field season have identified massive sulphide formations composed of up to 50% pyrrhotite-arsenopyrite-gold bearing horizons within the sulfide zone of two targets. These massive sulphide zones contain up to 4.2 g/t gold from our initial surface sampling program.

This work program has defined one drill ready target and recommends several additional areas for further surface work and drilling. A drill target has been defined in the northern portion of the property. The Boundary target extends over a distance of 2,500 meters and has not been drill tested.  A large percentage of the northern portion of the Boundary target is covered by alluvium.

A Helicopter Electro Magnetic survey or HEM was conducted over the property in May and June, 2007. The HEM data were collected on 90 EW lines spaced 100 meters apart and four NS tie lines using a six frequency, frequency domain EM system. Our geophysical consultant, Frank Fritz of Fritz Geophysics, is currently correcting, plotting and interpreting the survey data.

Empress Project

Acquisition

On February 27, 2007, we optioned the Empress Project located in Esmeralda County, Nevada approximately 26 miles south of Goldfield in the Tokop mining district. Under our Assignment of Mineral Property Option Agreement with MinQuest Inc. of Reno, Nevada, we were required to reimburse MinQuest for its acquisition costs of US$6,000 in option payments made by MinQuest to the owner of the property and US$2,000 in mapping and sampling costs (we made these payments to MinQuest in May, 2007). We can earn a 100% interest in the property (subject to the three percent net smelter royalty) by making property payments in the aggregate amount of US$546,000 to the underlying owner of the property over a period of four years. During the four year term of the Empress assignment agreement, we are responsible for maintaining the claims in good standing, including payment of all required taxes, fees and rentals and completing all necessary assessment work. At the completion of the term and after we have acquired the project, MinQuest will retain a three percent net smelter royalty. We have the right to purchase up to one-half of this net smelter royalty (or one and one-half percent) on the basis of US$2,000,000 for each one percent of the royalty provided that we elect to complete any purchase of the net smelter royalty within 60 days of the completion of a positive production study.

Mineral Claims and Location

The Empress Project consists of 54 unpatented mining claims covering an aggregate of approximately 1,080 acres or 1.7 square miles. Unpatented mining claims are generally considered subject to greater title risks than patented mining claims or real property interests that are owned in fee simple. To remain valid, unpatented claims are subject to annual maintenance fees of $125 per claim. The $125 per claim fees for 2006-2007 have been paid.

Accessibility

Access is via paved highway and then 10 miles of gravel roads from the small hamlet of Gold Point, located 7 miles north-northwest of the project. There is year-round access.

Infrastructure

A well maintained gravel road enters the property. The closest power lines are at Gold Point, 7 miles to the north-northwest. The closest food and fuel are available in Goldfield, 26 miles to the north.

Geological Settings and Mineralization

The Empress Project lies within the southern portion of the Walker Lane mineral belt. Mineralization in the project area occurs in quartz veins hosted by granitic rocks of the Sylvania pluton. At least three separate east-west trending, steeply dipping quartz veins are exposed on the property.

Prior Work

We are not aware of any record of production for the district. Judging by artefacts, it appears that the Wonder mine, located 2,000 feet southwest of Empress, was worked in the 1930’s.

Our Work on the Empress Project to Date

We have completed an initial mapping and sampling program of the workings. With a few exceptions, the adits of the Empress Mine are partially caved allowing only partial inspection. The Wonder Mine, however, has excellent access and was extensively mapped and sampled. In the Wonder adit, the vein is a typical pinch and swell quartz vein with widths from under 6 inches to 10 feet within a steeply south dipping fault zone. Although difficult to sample because the wider portions of the vein were mined out above the level, several samples were taken along the 500 feet of exposed vein. The results are encouraging in that several assayed above 10.3 g/t (0.30 oz/ton) gold. Gold values ranged from 0.7 g/t (0.02 oz/ton) to 63.3 g/t (1.85 oz/ton).Two of 11 samples taken assayed +1 oz/ton with the high being 1.848 oz/ton over 2.0 feet. Silver values in the Wonder sampling ranged from 0.7 g/t (0.02 oz/ton) to 109.0 g/t (3.18 oz/ton). Additional results are pending.

Mapping and geochemical sampling completed in May, 2007 indicate at least three high-grade gold/silver vein targets at the Empress project. An 8 core hole test of the Wonder mine target has been permitted and will be completed in the summer of 2007. The program will total approximately 3,000 feet of drilling.

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended July 31, 2006, the period from November 2, 2004 (date of incorporation) to July 31, 2005, and the nine-month interim periods ended April 30, 2007 and April 30, 2006, should be read in conjunction with our financial statements and related notes included in this registration statement. Our financial statements included in this registration statement were prepared in accordance with Canadian generally accepted accounting principles, which are substantially similar to those in the United States of America except as stated in Note 8 of those statements. Where necessary in order to facilitate an understanding of our financial statements as a whole or the discussion in this Item 5, we have discussed any differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles.

A.	Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, including political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geology and weather conditions, may also affect our results of operations. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Note Regarding Forward Looking Statements.

This registration statement on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “ expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” beginning at page 5, above, and the risks set out below, any of which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks include, by way of example and not in limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with our expectations;
•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration or development activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon our history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for our planned exploration and development projects;

•	risks related to environmental regulation and liability;
•	risks that the amounts reserved or allocated for environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance may not be sufficient to cover such costs;
•	risks related to tax assessments;
•	political and regulatory risks associated with mining development and exploration; and
•	other risks and uncertainties related to our prospects, properties and business strategy.

This list is not an exhaustive list of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Year Ended July 31, 2006 Compared to Period From November 2, 2004 (Date of Incorporation) To July 31, 2005

The loss for the year ended July 31, 2006 was $1,100,574 compared to a loss for the period from November 2, 2004 (date of incorporation) to July 31, 2005 of $77,962. The expenses incurred by our company during these two periods break down as follows:

	Year ended July 31, 2006	November 2, 2004 (Date of Incorporation) to July 31, 2005
Expenses
Accounting and audit fees	$ 31,100	$ 7,500
Amortization	8,023	3,840
Bank charges and interest	1,769	1,026
Consulting fees	140,311	45,608
Corporate finance fees	--	7,500
Insurance	8,305	--
Legal fees	9,681	4,467
Office and miscellaneous	44,506	6,003
Rent	15,712	12,238
Shareholder communications	76,626	--
Stock based compensation	746,718	--
Transfer agent and filing fees	24,355	1,279
Travel	14,887	--
Loss for the period before other items	(1,121,993)	(89,461)
Other items
Foreign exchange gain (loss)	(6,560)	11,499
Interest and Investment Income	27,979	--
	21,419	--
Net loss for the period	(1,100,574)	(77,962)

The increase in these expenses during the year ended July 31, 2006 is primarily due to the completion of our initial public offering of shares and to the commencement of our exploration activities, both of which occurred during the year ended July 31, 2006. These activities included shareholder communication costs of $76,626, transfer agent and filing fees of $24,355 and audit and accounting fees of $31,100 relating to our initial public offering, obtaining a listing for our common shares on the Canadian TSX Venture Exchange and the cost of compliance with Canadian public company regulatory and disclosure requirements. The most significant expense during the year ended July 31, 2006 was a stock based compensation expense of $746,718, which was the fair value of stock options granted by us effective from February 28, 2006, which is the date upon which we completed our initial public offering, to July 31, 2006. We use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

Other increases caused by the increase in our operating activity during the year ended July 31, 2006 as compared to the start-up period include consulting fees of $140,311 for management, financial, geological, investor relations and corporate governance fees, office costs of $44,506 and travel costs of $14,887 compared to $45,608, $6,003 and nil, respectively, for the start-up period ended July 31, 2005.

The impact of applying US GAAP to our Canadian GAAP financial statements are as follows:

		November 2, 2004
		(Date of
	Year ended	Incorporation) to
	July 31,	July 31,
	2006	2005
Statements of Loss:

Net loss for the period under Canadian GAAP	$ (1,100,574)	$ (77,962)
Foreign exchange loss (gain)	6,560	(11,499)
Resource property exploration costs	(132,541)	(196,636)

Net loss for the period under US GAAP	$ (1,226,555)	$ (286,097)

Comprehensive income (loss)
Foreign exchange translation adjustment	(6,560)	11,499

Comprehensive loss under US GAAP	$ (1,233,115)	$ (274,598)

Nine-month Period Ended April 30, 2007 Compared to the Nine-month Period Ended April 30, 2006

The loss for the nine months ended April, 2007 was $402,758 compared to a loss for the nine months ended April 30, 2006 of $985,155. The details of the expenses are as follows:

	Nine months
	ended April 30,
	2007	2006

Expenses
Accounting and audit fees	$ 7,153	$ 11,600
Amortization	5,980	5,762
Bank charges and interest	178	614
Consulting fees	110,356	103,317
Insurance	8,150	4,939
Legal fees	11,994	5,858
Office and miscellaneous	74,635	17,631
Rent	11,372	11,958
Shareholder communications	142,227	34,561
Stock-based compensation	-	746,718
Transfer agent and filing fees	33,861	23,512
Travel	52,894	12,739

Loss for the period before other items	(458,800)	(979,209)
Other items
Foreign exchange gain (loss)	(8,114)	(7,497)
Interest and Investment Income	64,156	1,551

	56,042	(5,946)

Net loss for the period	$ (402,758)	$ (985,155)

We completed our initial public offering and commenced exploration activity during the year ended July 31, 2006 and were fully operational in the current period as compared to the same period in the prior year. As a result, with the exception of a stock-based compensation expense resulting from the granting of options in the period ended April 30, 2006, we had significantly more activity in the period ended April 30, 2007. This includes consulting fees of $110,356, increased office costs to $74,635 and travel expenses related to property acquisitions and to corporate activities of $52,894. Transfer agent and filing fees of $33,861 include initial fees relating to the preparation of this registration statement. Shareholder communication costs of $142,227 include investor relations expenses incurred for conferences, travel and promotional costs related to communication of our activity, including in-house consultants responding to investor inquiries. We also showed an increase in interest and investment income to $64,156 resulting from interest on investments in short-term marketable securities.

The impact of applying US GAAP to our Canadian GAAP financial statements are as follows:

	Nine months	Nine months
	ended	ended
	April 30,	April 30,
	2007	2006
Statement of Loss:

Net loss for the period under Canadian GAAP	$(402,758)	$(985,155)
Foreign exchange loss	2,148	6,772
Resource property exploration costs	(785,342)	(103,952)

Net loss for the period under US GAAP	(1,185,952)	(1,082,335)

Comprehensive loss:
Foreign exchange translation adjustment	(2,148)	(6,772)

Comprehensive loss under US GAAP	$(1,188,100)	$(1,089,107)
B.	Liquidity and Capital Resources

As at April 30, 2007, we had working capital of $1,944,685 which was adequate to meet our working capital needs at the time. At August 31, 2007, we had working capital of approximately $898,277. During the 12 month period ending August 31, 2008, we expect to spend approximately US$1,000,000 on the maintenance and exploration of our mineral properties and $420,000 to $660,000 on the operation of our company but we do not anticipate that we will generate any revenue from operations. We therefore expect to continue to incur significant losses into the foreseeable future. We anticipate that we will need to raise approximately $800,000 in order to continue to explore our properties and pay our overhead during this 12 month period. As we do not anticipate that we will generate any revenues from operations during this period and we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing from traditional lending sources. We have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required or, if we can, that it would be on terms acceptable to our company. We can therefore not give any assurance that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects and the possible loss of such properties.

These circumstances raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements for the year ended July 31, 2006 do not reflect this doubt because the circumstances that raise it did not exist until after the date that they were prepared.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgements and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgements become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in our financial statements included in this registration statement.

Resource Properties

We defer the cost of acquiring, maintaining our interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

We are in the process of exploring and developing our mineral properties and have not yet determined the amount of reserves available. Our management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by us, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-Based Compensation

We adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of our shares, the expected lives of awards of stock-based compensation, the fair value of our stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

We use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of our share purchase options.

Asset Retirement Obligations

We follow the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.

It is possible that our estimates of our ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at April 30, 2007, no provision has been made for asset retirement obligations.

C.	Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development.

D.	Trend Information

There have been no significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices in our business since the end of the latest financial year, nor are there any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Although there are significant uncertainties in respect of market prices for minerals and, accordingly, the availability of equity financing for the purposes of mineral exploration and development, we do not believe that the fluctuations in market price are predictable. The price of minerals has fluctuated widely in recent years and wide fluctuations are expected to continue.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors. We have optioned its mineral properties from a private company controlled by an officer and director of our company.

F.	Tabular Disclosure of Contractual Obligations

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments for each fiscal year end as follows:

July 2007	$ 15,012
2008	15,012
2009	15,012
2010	8,757
$ 53,793

Other than the office lease agreement mentioned above, we do not have any contractual obligations of July 31, 2006 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet.

Item 6	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, age, business experience and functions and areas of experience in our company of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Robert Eadie Chief Executive Officer and Director Age: 42

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Eadie was one of the founders of our company.

Richard Kern President and Director Age: 61

As our President, Mr. Kern is responsible for our exploration, development and mining operations and for management of our Nevada operations; as a director, Mr. Kern participates in management oversight and helps to ensure compliance with our corporate governance policies and standards. Mr. Kern was also one of the founders of our company.

Gary Arca Chief Financial Officer and Director Age: 47

As Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all of the financial aspects of our business; as a director, Mr. Arca participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Gary Hawthorn Director Age: 66	As an independent director, Mr. Hawthorn supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Hawthorn was also a founder of our company.
Peter Barnes Director Age: 51

As an independent director, Mr. Barnes supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Barnes was also one of the founders of our company.

Robert Eadie – Chief Executive Officer and Director

Mr. Eadie has been our Chief Executive Officer and a director of our company since November 2004. He was our President from November, 2004 until October, 2005. Mr. Eadie is currently Chief Executive Officer and a director of Starcore International Ventures Ltd., a gold and silver producer in Mexico, headquartered in Vancouver, British Columbia and listed on the Toronto Stock Exchange (TSX:SAM). Mr. Eadie is also President and a director of Highland Resources Inc., a capital pool company that is listed on the TSX Venture Exchange and headquartered in Vancouver, British Columbia (TSX-V:HI.P), Lebon Gold Mines Limited, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the Canadian Trading and Quotation System Inc. (CNQ:LBON), American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:AJ) and Cortez Resources Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:CUT.P). Mr. Eadie is an independent contractor to our company. Mr. Eadie has not entered into a non-competition or non-disclosure agreement with us.

Mr. Eadie is a self-employed business owner and has many years of experience in working with and helping build start-up companies. He began his career as a corporate investor and public relations consultant and went on to establish his own investor relations consulting business. He has since become a manager, officer or director of a number of junior public companies, primarily in the natural resource sector. His past experience includes acting as a director of International All-North Resources, which was listed on the Vancouver Stock Exchange from March 1996 to September 1997; Mobetta Corp., which was quoted on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board in the United States (the “OTC BB”) from November 1998 to May 1999, Freemont Gold Corp. from September 1998 to April 2000, Mishibishi Gold Corp. and Messina Minerals Corp. (both listed on the TSX Venture Exchange) from July 2002 to September 2003, and Remington Creek Resources (September 1995 to December 1995). He also served as President of Mishibishi Gold Corp. and Messina Minerals Corp. from July 2002 to September, 2003, and of Mobetta Corp. from November 1998 to May 1999.

Richard Kern – President and Director

Mr. Kern has been a director of our company since November, 2004 and has been our President since October, 2005. Mr. Kern is currently the President of MinQuest Inc., a privately held Nevada corporation controlled by Mr. Kern. Prior to joining MinQuest he was a principal in BristleCone Ventures, LP, Geo-Surveys, and Sierra Global VisionLaunch, LLC. He has held executive and management level positions in companies such as Western North America North Mining, Inc., Homestake Mining Company, Superior Oil, and with the U.S. Geological Survey. His experience includes establishing base and precious metal exploration programs for companies operating in North America with an emphasis on the Western United States, Mexico, Honduras and Panama. He has also managed gold and copper exploration programs in the Western United States, Australia, Mexico, and Ecuador with minor work in New Guinea, Malaysia, China and Fiji.

Mr. Kern is currently a director of American Goldfields Inc. (OTC-BB: AGFL), a natural resource exploration company engaged in the acquisition and exploration of mineral properties in the Americas. American Goldfields Inc. is a Nevada corporation headquartered in Burnaby, British Columbia, and a reporting company in the United States. Its common shares are listed for quotation on the NASD’s OTC Bulletin Board. Mr. Kern is an independent contractor to our company. Mr. Kern has not entered into a non-competition or non-disclosure agreement with us.

Mr. Kern (P.Geo) is a Professional Geologist with over 25 years of experience in base and precious metal exploration in the U.S., Central America, South America and Australia. He has been involved in major mineral discoveries in the Western United States and Australia, including the Cadia deposit, New South Wales, Australia, and the Archimedes (Ruby Hill) deposit, Nevada.

Mr. Kern has been successful in developing various mining ventures. He has a Masters of Science Degree in Geology from Idaho State University and a Bachelor of Science Degree in Geology from Montana State University.

Gary Arca – Chief Financial Officer and Director

Mr. Arca has been our Chief Financial Officer and a director of our company since April 2006. Mr. Arca is currently Chief Financial Officer and a director of Starcore International Ventures Ltd. (TSX-V:SAM), a gold and silver producer in Mexico, headquartered in Vancouver, British Columbia and listed on the Toronto Stock Exchange. In addition, he is a director and Chief Financial Officer of Highland Resources Inc. (TSX-V:HI.P), a capital pool company that is listed on the TSX Venture Exchange and headquartered in Vancouver, British Columbia, a director and Chief Financial Officer of Lebon Gold Mines Limited (CNQ:LBON), a mineral exploration and development company, headquartered in Vancouver, British Columbia and listed on the CNQ, Mr. Arca is also a director and chief financial officer of American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:AJ) and Cortez Resources Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:CUT.P).

Mr. Arca has over 25 years of financial management experience. He is a Chartered Accountant (CA) and has been a member of the Canadian Institute of Chartered Accountants and British Columbia Institute of Chartered Accountants since 1980. He was a partner with public accounting firms, Amisano Hanson from 2002 to 2005 and Driver Anderson from 1996 to 2001.

Mr. Arca has provided auditing, consulting, taxation, accounting and litigation support services to various clients. His client base included mining, oil & gas, financial, bio-tech, high tech, and retail and wholesale businesses. Mr. Arca has extensive experience dealing with public companies and start-ups both from the perspective of management and as a consultant, and has served as a director of three publicly traded resource companies.

Gary Hawthorn – Director

Mr. Hawthorn has been a director of our company since November 2004. Mr. Hawthorn is currently a director and member of the audit committee of Starcore International Ventures Ltd. (TSX:SAM), a gold and silver producer in Mexico, headquartered in Vancouver, British Columbia and is listed on the Toronto Stock Exchange. He is also a director of Highland Resources Inc. (TSX-V:HI.P), a capital pool company that is listed on the TSX Venture Exchange and headquartered in Vancouver, British Columbia, a director of American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:AJ) and Cortez Resources Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:CUT.P). Mr. Hawthorn is President of Westcoast Mineral Testing Inc., a privately held Canadian company headquartered in North Vancouver, British Columbia, Canada. Mr. Hawthorn has not entered into a non-competition or non-disclosure agreement with us.

Gary Hawthorn (P.Eng) is a professional mining engineer with 40 years experience in various areas of mineral resource development and production. His particular area of expertise involves the engineering considerations involved in bringing mineral resources into production. His international consulting work has helped develop mining projects in over a dozen different countries, including South Korea, Bolivia and Canada.

Mr. Hawthorn began his career working for seven years for Cominco Ltd. and then for eleven years with Placer Dome. During this time he was a Mill Superintendent at several base metal and precious metal mining operations. In 1982 he established his own consulting engineering and laboratory testing firm, and has assisted a number of resource companies in bringing mineral deposits into commercial production. He is an acknowledged expert in the area of practical hands-on production design engineering. He has extensive experience with both small and large flotation and cyanidation production circuits and has overseen a number of pilot operations. He recently supervised the design, construction and commissioning of flotation plants for Ivanhoe Mines in South Korea and another for Eaglecrest Explorations Ltd. in Bolivia.

Mr. Hawthorn has been an Adjunct Professor at the University of British Columbia teaching in the Mining and Mineral Process Engineering Department and has written several professional articles/papers on various related topics. He is a Life Member of the Canadian Institute of Mining & Metallurgy, and a member of the Association of Professional Engineers and Geoscientists (B.C.).

Peter Barnes – Director

Mr. Barnes has been a director of our company since June 2005. Mr. Barnes is currently President, Chief Executive Officer and a director of Silver Wheaton Corp., a silver producing company headquartered in Vancouver, British Columbia whose stock is listed on the Toronto Stock Exchange (TSX:SLW). He was previously Executive Vice President and Chief Financial Officer of Goldcorp Inc. from April 2005 to April 2006 and prior thereto, Executive Vice President and Chief Financial Officer of Wheaton River Minerals from 2003 until its merger with Goldcorp in 2005.

Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience. He holds a BSc in Economics from the University of Hull, England. Prior to joining Wheaton River Minerals, he was a Director and the Chief Financial Officer of Crew Development Corporation, where he was instrumental in building the company over a period of five years. Mr Barnes was also a Director and the Chief Financial Officer of Asia Pacific Resources Ltd. (listed on the Vancouver Stock Exchange) from September 1996 to February 2002, Botswana Diamondfields Inc. (listed on the Vancouver Stock Exchange) from February 1996 to March 2002, and South Crofty Holdings (listed on the Toronto Stock Exchange). Mr. Barnes has not entered into a non-competition or non-disclosure agreement with us.

B.	Compensation

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at July 31, 2006 and whose total salary and bonus exceeds $150,000 during the year ended July 31, 2006; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our company as of July 31, 2006.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended July 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Fees ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (1) (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)
Robert Eadie CEO	2006 2005 2004	62,450 16,050 N/A	– – N/A	– – N/A	425,000 – N/A	– – N/A	– – N/A	– – N/A
Richard Kern President	2006 2005 2004	– – N/A	– – N/A	25,417(2) 2,376(2) N/A	275,000 – N/A	– – N/A	– – N/A	– – N/A
Gary Arca CFO	2006 2005 2004	18,000 N/A N/A	– N/A N/A	– N/A N/A	275,000 N/A N/A	– N/A N/A	– N/A N/A	– N/A N/A

(1)	The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.

(2)	Payments for geological consulting services made to Richard Kern and to MinQuest Inc., a private company of which he is a 50% shareholder.

Long Term Incentive Plan (LTIP) Awards

We do not have any long term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by us to our executive officers during the fiscal year ended July 31, 2006.

An LTIP is “any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale”.

Option and Stock Appreciation Rights (SARs)

We have in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of our company and advancing the interests of our company by affording such persons with the opportunity to acquire an equity interest in our company through rights granted under the plan to purchase our shares. Please see “Share Ownership” for details relating to our existing stock option plan.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended July 31, 2006 and subsequent thereto, an aggregate of 975,000 options were granted to our executive officers as listed in the table below:

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(1)	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Date of Grant	Expiry Date
Robert Eadie	290,000 135,000	16.50% 7.68%	$0.40 $0.65	$0.40(2) $0.65	Nov. 15, 2005 April 4, 2006	Nov. 14, 2010 Apr. 4, 2011
Richard Kern	175,000 50,000 50,000	10.00% 2.84% 2.84%	$0.40 $0.50 $0.65	$0.40(2) $0.48 $0.65	Nov. 15, 2005 Mar. 2, 2006 Apr. 4, 2006	Nov. 14, 2010 Mar. 2, 2011 Apr. 4, 2011
Gary Arca	175,000 100,000	10.00% 5.69%	$0.50 $0.65	$0.48 $0.65	Mar. 2, 2006 Apr. 4, 2006	Mar. 2, 2011 Apr. 4, 2011

(1)	The exercise price of stock options is determined by our board of directors in accordance with TSX Venture Exchange policies.

(2)	Not publicly trading at the time of grant. The exercise price was determined based upon the issue price of units in our initial public offering.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During our completed financial year ended July 31, 2006, no options were exercised by the executive officers. The following table sets forth the value of outstanding options held by the executive officers as of July 31, 2006. The value of the unexercised in-the-money options at fiscal year end is the difference between the fair market value of the common shares on July 31, 2006, which was $0.30, and the exercise price of the options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Robert Eadie	Nil	Nil	425,000/Nil	Nil/Nil
Richard Kern	Nil	Nil	275,000/Nil	Nil/Nil
Gary Arca	Nil	Nil	275,000/Nil	Nil/Nil

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during our completed financial year ended July 31, 2006.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

There are no arrangements under which directors were compensated by us or our subsidiary during the most recently completed financial year for their services in their capacity as our directors, other than the grant of incentive stock options.

The following table sets forth information concerning individuals grants of options to purchase securities of our company made to our directors (excluding the Named Executive Officers), during the mostly recently completed financial year to July 31, 2006.

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees	Exercise or Base Price ($/Securities)(1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Gary Hawthorn	125,000 75,000	7.10% 4.27%	$0.40 $0.65	$0.40(2) $0.65	Nov. 15, 2005 Apr. 4, 2006	Nov. 14, 2010 Apr. 4, 2011
Peter Barnes	125,000 75,000	7.10% 4.27%	$0.40 $0.65	$0.40(2) $0.65	Nov. 15, 2005 Apr. 4, 2006	Nov. 14, 2010 Apr. 4, 2011

(1)	The exercise price of stock options is determined by the board of directors in accordance with TSX Venture Exchange policies.

(2)	Not publicly trading at the time of grant. The exercise price was determined based upon the issue price of units in our initial public offering.

C.	Board Practices

Each director of our company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then. Our last annual general meeting of the shareholders were held on December 15, 2006.

Name and Position with the Company	Director/Officer Since
Robert Eadie Chief Executive Officer and Director	November 2, 2004
Richard Kern President and Director	November 10, 2004/ October 21, 2005
Gary Arca Chief Financial Officer and Director	April 28, 2006
Peter Barnes Director	June 15, 2005
Gary Hawthorn Director	November 10, 2004

The members of our company’s audit committee include Robert Eadie, Peter Barnes and Gary Hawthorn. The audit committee is directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. The audit committee also considers whether adequate controls are in place over annual and interim financial reporting as well as controls over assts, transactions and the creation of obligations, commitments and liabilities of our company. The audit committee also reviews the financial statements and financial information prior to its release to the public.

We currently do not have a remuneration or compensation committee.

D.	Employees

As of August 31, 2007, we do not have any employees other than our three officers. We do not have any relationship with any labour unions.

E.	Share Ownership

There were 18,054,471 common shares issued and outstanding as of August 31, 2007. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of July 31, 2007 and as of August 31, 2007:

Name	Number of Common Shares Beneficially Owned as of July 31, 2007 and August 31, 2007	Percentage(1)
Robert Eadie	1,874,001(2)	10.14%
Richard Kern	1,875,000(3)	10.23%
Gary Arca	332,500(4)	1.84%
Peter Barnes	800,000(5)	4.38%
Gary Hawthorn	400,000(6)	2.19%

(1)	Based on 18,054,471 common shares issued and outstanding as at August 31, 2007.

(2)	Includes 425,000 stock options.

(3)	Includes 275,000 stock options.

(4)	Includes 275,000 stock options and 12,500 share purchase warrants.

(5)	Includes 200,000 stock options.

(6)	Includes 200,000 stock options.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. The TSX Venture Exchange requires listed companies that have “rolling” stock option plans, such as our stock option plan, in place to receive shareholder approval to such plan on a yearly basis at our annual general meeting. The latest approval for the stock option plan of our company by our shareholders occurred at the annual general meeting held on December 15, 2006. Our stock option plan is administered by our board of directors.

The material terms of the stock option plan are as follows:

1.

The term of any options granted under the stock option plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if we are reclassified by the TSX Venture Exchange as a Tier 1 Issuer).

2.

The exercise price of any options granted under the stock option plan will be determined by the board of directors, but shall not be less than the discounted market price as defined by Policy 1.1 of the TSX Venture Exchange.

3.

Vesting of options is generally at the discretion of the board of directors and is generally subject to the optionee remaining employed by or continuing to provide services to us or our affiliate as well as achieving certain milestones, or receiving a satisfactory performance review by us during the vesting period.

4.	All options will be non-assignable and non-transferable.
5.

No more than (i) 5% of the issued and outstanding shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued and outstanding shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.

If the option holder ceases to be a director of our company or ceases to be employed by us (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by us, subject to the terms and conditions set out in the stock option plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by us to provide investor relations activities.

7.

Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of our issued and outstanding shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of our issued and outstanding shares if we are reclassified by the TSX Venture Exchange as a Tier 1 Issuer.

8.	The number of options granted will be adjusted in the event of any consolidation, subdivision, or other change of our common shares.

Although at no one time will options granted under the plan entitle insiders to purchase more than 10% of the outstanding shares of our company, we may, over the next 12 months, grant stock options to insiders pursuant to the stock option plan that in the aggregate (after taking into account exercises of options and new grants) exceeds 10% of our issued shares. In addition, we may determine to renegotiate options granted to insiders, and may, if our company is reclassified by the TSX Venture Exchange as a Tier 1 Issuer, seek to grant options exceeding 5% of the outstanding shares to one optionee.

For information regarding the grant of stock options, please see “Compensation” above.

Item 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth, as of August 31, 2007, the persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares	Percentage of Fully Diluted Common Shares(1)
Robert Eadie	1,449,001	8.2%	7.2%
Richard Kern	1,300,000	7.3%	6.1%

(1)

Based on 18,054,471 common shares issued and outstanding as at August 31, 2007, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of August 31, 2007.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at August 31, 2007, the registrar and transfer agent for our company reported that there were 18,054,471 common shares of our company issued and outstanding. Of these, 16,314,471 were registered to Canadian residents (9 shareholders), 1,620,000 were registered to residents of the United States (6 shareholders) and 120,000 were registered to residents of other foreign countries (1 shareholder).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed below, to the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

We paid our directors and companies controlled by our directors consulting fees of $218,561 for the period from the date of incorporation (November 4, 2004) to April 30, 2007. Specifically, we paid 613880 B.C. Ltd., a company controlled by Robert Eadie, our Chief Executive Officer and director, $5,000 per month for consulting services. During the period from incorporation on November 2, 2004 to April 30, 2007, we paid 613880 B.C. Ltd. $150,040 in consulting fees, which consist of management fees and some other fees. We paid US$4,500 (CAN$5,521) in consulting fees to Richard Kern, our President and director, during the period from incorporation on November 2, 2004 to April 30, 2007. Finally, we paid $63,000 in consulting fees to Gary Arca, our Chief Financial Officer and director during the period from his appointment on April 28, 2006 to April 30, 2007.

We paid $6,280 to Robert Eadie’s 613880 B.C. Ltd. in respect of office rent for space leased from that company during the period from incorporation to July 31, 2005.

On January 23, 2005, we entered into an option agreement with respect to the Toiyabe Property with MinQuest Inc. of Reno Nevada, a private company controlled by Richard Kern, who is the President and a director of our company. This agreement was amended on May 15, 2005 and again on November 30, 2005. This agreement is discussed in detail in the discussion of the Toiyabe Property beginning at page 14 of this registration statement on Form 20F.

Also on January 23, 2005, we entered into an option agreement with respect to the Lone Ranch Property with MinQuest Inc., a private company controlled by Richard Kern, who is the President and a director of our company.

This agreement was amended on May 15, 2005 and November 30, 2005. This agreement is discussed in detail in the discussion of the Lone Ranch Property beginning at page 21 of this registration statement on Form 20F.

On March 27, 2007, we entered into an option agreement with respect to the Empress Project with MinQuest Inc., a private company controlled by Richard Kern, who is the President and a director of our company. This agreement is discussed in detail in the discussion of the Empress Project beginning at page 24 of this registration statement on Form 20F.

We have issued 600,000 common shares, with an aggregate fair value of $204,000 on the dates of issuance, and paid US$200,000 (CAD$233,328) to MinQuest in respect of acquisition costs and property payments on these properties.

Furthermore, during the period from incorporation to April 30, 2007, we paid geological consulting fees to Richard Kern in the amount of US$79,646 (CAN$86,575) in addition to the consulting fees of US$4,500 (CAN$5,521) mentioned above.

On November 2, 2004, Robert Eadie was transferred one common share from the incorporator of our company. On November 15, 2004, Mr. Eadie subscribed for 1,000,000 common shares in a private placement of up to 3,000,000 common shares of our company at a price of $0.01 per share. In the same private placement, Gary Hawthorn subscribed for 200,000 common shares, Richard Kern subscribed for 1,000,000 common shares and Peter Barnes subscribed for 400,000 common shares. On January 14, 2005, Peter Barnes subscribed for 200,000 common shares in a private placement of up to 4,690,000 common shares of our company at a price of $0.10 per share.

On June 13, 2005, 20,000 we issued 20,000 common shares at a purchase price of $0.10 per share for aggregate gross proceeds of $2,000 to two persons related to Robert Eadie.

On January 27, 2006, we entered into an escrow agreement among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd. The founders of our company, Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd., agreed to deposit their common shares in escrow with the escrow agent. The escrow agreement was required by the Canadian Securities Administrators in connection with our initial public offering. The escrow agreement provides that common shares in escrow will be released from escrow in equal blocks of 15%, as to each persons respective holdings, of the common shares in escrow at 6 month intervals over the 36 month term of the agreement, with 10% of each of the above individuals’ holdings being exempt from the escrow provisions.

Item 8	Financial Information
A.	Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial Statements filed as part of this registration statement:

Financial Statements of Golden Oasis Exploration Corp. for the years ended July 31, 2006 and 2005 reported on by Morgan & Company, Chartered Accountants.

Auditor’s Report of Morgan & Company, Chartered Accountants dated November 7, 2006, except for Note 12(b) as to which the date is March 26, 2007

Consolidated Balance Sheets as at July 31, 2006 and 2005

Consolidated Statements of Operations and Deficit for the year ended July 31, 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statements of Cash Flows for the year ended July 31, 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statement of Stockholders’ Equity for the period from November 2, 2004 (Date of Incorporation) to July 31, 2006

Notes to the Consolidated Financial Statements

Financial Statements of Golden Oasis Exploration Corp. for the nine months ended April 30, 2007 prepared by Management.

Consolidated Balance Sheets as at April 30, 2007 and July 31, 2006

Consolidated Statement of Operations and Deficit for the three and nine months ended April 30, 2007 and 2006

Consolidated Statement of Cash Flows for the three and nine months ended April 30, 2007 and 2006

Consolidated Statement of Shareholders’ Equity for the period from November 2, 2004 (Date of Incorporation) to April 30, 2007

Notes to the Interim Consolidated Financial Statements

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2007

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE PERIOD ENDED APRIL 30, 2007 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

______________________________________________________________________________________

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

April 30, 2007

(Stated in Canadian Dollars)

(Unaudited)

	April,	July 31,
	2007	2006
ASSETS

Current
Cash and equivalents – Note 2	$ 1,928,817	$ 3,186,191
Prepaid expenses and deposits	15,183	17,176
Goods and services tax receivable	9,996	16,090
	1,953,996	3,219,457

Equipment and leaseholds – Note 3	30,417	32,569
Reclamation Bond	27,794	27,794
Resource properties – Notes 4 and 6	1,361,313	433,393

	$ 3,373,520	$ 3,713,213

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 24,811	$ 23,746

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5 and 6	4,183,285	4,121,285
Contributed Surplus – Note 5	746,718	746,718
Deficit	(1,581,294)	(1,178,536)

	3,348,709	3,689,467

	$ 3,373,520	$ 3,713,213

Nature of Operations – Note 1

Commitments – Notes 4, 5 and 7

APPROVED BY THE DIRECTORS:

(sgd) “Robert Eadie”	Director	(sgd) “Gary Arca”	Director

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2007 AND 2006

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended April 30,		Nine months ended April 30,

	2007	2006	2007	2006

Expenses
Accounting and audit fees	$ 1,603	$ -	$ 7,153	$ 11,600
Amortization	1,994	2,637	5,980	5,762
Bank charges and interest	49	300	178	614
Consulting fees – Note 6	33,781	61,541	110,356	103,317
Insurance	2,700	4,939	8,150	4,939
Legal fees	10,875	3,918	11,994	5,858
Office and miscellaneous	17,470	6,584	74,635	17,631
Rent – Note 7	3,835	3,943	11,372	11,958
Shareholder communications	9,522	23,830	142,227	34,561
Stock-based compensation	-	746,718	-	746,718
Transfer agent and filing fees	7,255	21,120	33,861	23,512
Travel	10,425	8,797	52,894	12,739

Loss for the period before other items	(99,509)	(884,327)	(458,800)	(979,209)
Other items
Foreign exchange gain (loss)	(4,867)	(10,647)	(8,114)	(7,497)
Interest and investment income	8,549	1,551	64,156	1,551

	3,682	(9,096)	56,042	(5,946)

Net loss for the period	$ (95,827)	$ (893,423)	$ (402,758)	$ (985,155)

Basic and diluted loss per share	$ (0.01)	$ (0.07)	$ (0.02)	$ (0.10)

Weighted average number of shares outstanding	17,754,471	12,679,278	17,705,387	9,502,930

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2007 AND 2006

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended April 30,		Nine months ended April 30,

	2007	2006	2007	2006

Cash Flows from Operating Activities
Net loss for the period	$ (95,827)	$ (893,423)	$ (402,758)	$ (985,155)
Non-cash item:
Amortization	1,994	2,637	5,980	5,762
Stock-based compensation	-	746,718	-	746,718

	(93,833)	(144,068)	(396,778)	(232,675)

Changes in non-cash working capital items:
Prepaid expenses and deposits	5,159	31,342	1,993	3,939
Goods and services tax receivable	4,332	-	6,094	-
Accounts payable and accrued liabilities	924	(103,348)	(14,435)	(97,003)

	(83,418)	(216,074)	(403,126)	(325,739)

Cash Flows used in Investing Activities
Resource properties	(139,969)	(15,343)	(850,420)	(103,952)
Equipment and leaseholds	-	(2,026)	(3,828)	(6,529)

	(139,969)	(17,369)	(854,248)	(110,481)

Cash Flows from Financing Activity
Issuance of common shares	-	3,920,000	-	4,000,500
Share issue costs	-	(348,107)	-	(415,359)

	-	(3,571,893)	-	3,585,141

Increase (decrease) in cash and equivalents	(223,387)	3,338,450	(1,257,374)	3,148,921

Cash and equivalents, beginning of period	2,152,204	34,139	3,186,191	223,668

Cash and equivalents, end of period	$ 1,928,817	$ 3,372,589	$ 1,928,817	$ 3,372,589

Supplementary disclosure of cash flow information
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 4

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE PERIOD NOVEMBER 2, 2004 (DATE OF INCORPORATION) TO APRIL 30, 2007

(Stated in Canadian Dollars)

(Unaudited)

			Contributed
	Shares	Amount	Surplus	Deficit	Total

Issued for cash
At incorporation - at $1.00	1	$ 1	$ -	$ -	$ 1
Pursuant to private placements: - at $0.01	3,000,000	30,000	-	-	30,000
-at $0.10	4,710,000	471,000	-	-	471,000
Net loss for the period ended July 31, 2005	-	-	-	(77,962)	(77,962)

Balance, July 31, 2005	7,710,001	501,001	-	(77,962)	423,039
Issued for cash pursuant to:
Initial Public Offering - at $0.40	4,000,000	1,600,000	-	-	1,600,000
Private placements - at $0.10	20,000	2,000	-	-	2,000
- at $0.25	314,000	78,500	-	-	78,500
-at $0.45	5,150,000	2,317,500	-	-	2,317,500
Exercise of agent’s warrants - at $0.50	8,750	4,375	-	-	4,375
Issued for agent’s commission	251,720	106,274	-	-	106,274
Agent’s warrants commission charge	-	564,912	-	-	564,912
Share issue costs	-	(1,093,277)	-	-	(1,093,277)
Issued for resource property rights - at $0.40	100,000	40,000	-	-	40,000
Stock-based compensation charge	-	-	746,718	-	746,718
Net loss for the year ended July 31, 2006	-	-	-	(1,100,574)	(1,100,574)

Balance, July 31, 2006	17,554,471	4,121,285	746,718	(1,178,536)	3,689,467

Issued for resource property rights - at $0.31	200,000	62,000	-	-	62,000
Net loss for the period ended April 30, 2007	-	-	-	(402,758)	(402,758)

Balance, April 30, 2007	17,754,471	$ 4,183,285	$ 746,718	$ (1,581,294)	$ 3,348,709

GOLDEN OASIS EXPLORATION CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2007

(Stated in Canadian Dollars)

(Unaudited)

Note 1	Nature and Continuance of Operations

The Company was incorporated on November 2, 2004 under the British Columbia Business Corporations Act as 0707729 B.C. Ltd. and changed its name to Golden Oasis Exploration Corp. on February 18, 2005. The Company completed an Initial Public Offering (“IPO”) on February 27, 2006 and began trading on the TSX Venture Exchange (the “Exchange”) as a publicly listed entity.

The Company is in the exploration stage and has entered into mining option agreements in respect of two mineral properties in the United States of America. The economic recoverability of the properties’ reserves has yet to be determined. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

Note 2	Interim Reporting

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which are the same as those in the United States of America except as described in Note 8. Except as stated below, these interim financial statements follow the same accounting policies and methods of their application as the July 31, 2006 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s July 31, 2006 annual financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At April 30, 2007, the Company held $1,536,348 in short-term marketable securities.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 2

Note 2	Interim Reporting – (cont’d)

Asset Retirement Obligations – (cont’d)

depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at April 30, 2007, no provision has been made for asset retirement obligations.

Note 3	Equipment and Leaseholds

	April 30, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 9,994	$ 5,667	$ 4,327
Furniture and equipment	26,980	7,097	19,883
Leasehold improvements	11,285	5,078	6,207

	$ 48,259	$ 17,843	$ 30,417

	July 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 8,563	$ 3,826	$ 4,737
Furniture and equipment	24,583	4,650	19,933
Leasehold improvements	11,285	3,386	7,899

	$ 44,431	$ 11,862	$ 32,569

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 3

Note 4	Resource Properties – Note 6
a)	Summary of Resource Properties

	Nine months ended
	April 30, 2007
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$ 89,662	$ 343,731	$ -	$ 433,393

Resource properties – acquisition costs	64,639	64,639	13,300	142,578

Resource properties – deferred expenditures
Claim staking costs	-	-	22,439	22,439
Claim maintenance fees	-	32,921	-	32,921
Drilling	-	464,170	-	464,170
Geological consulting	18,358	80,294	11,716	110,368
Geophysics	-	48,804	2,200	51,004
Geology	31,012	64,169	9,259	104,440

	49,370	690,358	45,614	785,342

Balance, end of period	$ 203,671	$1,098,728	$ 58,914	$ 1,361,313

	Year Ended July 31, 2006
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of year	$ 59,813	$ 201,039	$ -	$ 260,852

Resource properties – acquisition costs	20,000	20,000	-	40,000

Resource properties – deferred expenditures
Claim maintenance fees	8,731	32,023	-	40,754
Claim staking costs	-	3,896	-	3,896
Drilling	-	30,921	-	30,921
Geological consulting	1,118	36,898	-	38,016
Geophysics	-	16,299	-	16,299
Legal consulting	-	2,655	-	2,655

	9,849	122,692	-	132,541

Balance, end of year	$ 89,662	$ 343,731	$ -	$ 433,393

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 4

Note 4	Resource Properties – Note 6 – (cont’d)
b)	Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

c)	Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”). Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 common shares of the Company and the Company must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

-	US$25,000 (paid) and 50,000 common shares upon regulatory approval (issued);
-	US$30,000 (paid) and 100,000 common shares by August 15, 2006 (issued);
-	US$45,000 and 150,000 common shares by August 15, 2007;
-	US$60,000 and 100,000 common shares by August 15, 2008;
-	US$80,000 by August 15, 2009;
-	US$100,000 by August 15, 2010; and
-	US$170,000 by August 15, 2011.

Exploration Expenditures:

-	US$50,000 by August 15, 2006 (incurred);
-	US$125,000 by August 15, 2007;
-	US$175,000 by August 15, 2008;
-	US$275,000 by August 15, 2009;
-	US$350,000 by August 15, 2010; and
-	US$425,000 by August 15, 2011.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 5

Note 4	Resource Properties – Note 6 – (cont’d)
d)	Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in mining claims located in Lander County, Nevada, United States of America (“Toiyabe”). Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 common shares of the Company and the Company must incur exploration expenditures of US$2,500,000 on the property as follows:

Consideration:

-	US$25,000 (paid) and 50,000 common shares upon regulatory approval (issued);
-	US$30,000 (paid) and 100,000 common shares by August 15, 2006 (issued);
-	US$45,000 and 150,000 common shares by August 15, 2007;
-	US$60,000 and 200,000 common shares by August 15, 2008;
-	US$80,000 by August 15, 2009;
-	US$100,000 by August 15, 2010;
-	US$120,000 by August 15, 2011;
-	US$140,000 by August 15, 2012; and
-	US$400,000 by August 15, 2013.

Exploration Expenditures:

-	US$125,000 by August 15, 2006 (incurred);
-	US$175,000 by August 15, 2007;
-	US$200,000 by August 15, 2008;
-	US$275,000 by August 15, 2009;
-	US$325,000 by August 15, 2010;
-	US$375,000 by August 15, 2011;
-	US$400,000 by August 15, 2012; and
-	US$625,000 by August 15, 2013.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 6

Note 4	Resource Properties – Note 6 – (cont’d)
e)	Empress

Pursuant to a property option agreement dated April 17, 2006, a company with a director in common (“Optionee”) had the right to acquire a 100% undivided interest in mining claims located in Esmeralda County, Nevada, United States of America (“Empress”). By an assignment of mineral property option agreement dated February 20, 2007, the Company has been assigned the right to acquire a 100% undivided interest in Empress and agreed to be bound by the terms of the April 17, 2006 agreement. In consideration for the interest the Optionee will retain a 3% NSR, will be reimbursed US$6,000 in acquisition costs and US$2,000 in mapping costs incurred. Consideration to the Optionor for the interest is US$546,000, payable as follows:

Consideration:

-	US$6,000 by April 30, 2007;
-	US$10,000 by April 30, 2008;
-	US$15,000 by April 30, 2009;
-	US$15,000 by April 30, 2010; and
-	US$500,000 by April 30, 2011.

The Optionee has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. The Company must elect to complete any purchase of the NSR within 60 days of the completion of a positive production study.

Note 5	Share Capital – Note 6
a)	Authorized:

Unlimited common shares without par value

b)	Share Issuances:

Initial Public Offering

The Company completed an Initial Public Offering on February 27, 2006, for the issue of 4,000,000 units at a price of $0.40 per unit for proceeds of $1,600,000. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.50 until February 27, 2008. The Company paid a commission of $122,000 and issued 140,000 units, at a fair value of $56,000, on the same terms as the offering to the agent. The Company was also required to pay a corporate finance fee of $7,500 and pay $17,000 of the agent’s legal expenses. Thier amounts have been recorded in the accounts as share issue costs.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 7

Note 5	Share Capital – Note 6 – (cont’d)
b)	Share Issuances – (cont’d):

The Company has also issued 800,000 share purchase warrants to the agent which are exercisable on the same terms as the offering warrants.

Private Placement

The Company completed a private placement on April 4, 2006 and issued 5,150,000 units of the Company at a price of $0.45 per unit, for gross proceeds of $2,317,500. Each unit was composed of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.55 until April 4, 2008. The warrants include an early expiry feature which the Company may trigger should the common shares close above $0.80 for a minimum period of twenty days on the Exchange.

The Agent received a cash commission of $123,606 and 111,720 units, at a fair value of $50,724, issued on the same terms as the units above. The agent also received 966,000 agent warrants entitling the agent to acquire up to 966,000 common shares at $0.55 per share until April 4, 2008.

c)	Escrow Shares:

As of April 30, 2007, the Company has 2,970,000 shares held in escrow. Their release being subject to the policies of the Exchange.

d)	Stock Options and Stock Based Compensation:

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant.

The Company has granted directors and employees common stock purchase options. Each stock option allows the holder to purchase one share of the Company at the exercise price.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 8

Note 5	Share Capital – Note 6 – (cont’d)
d)	Stock Options and Stock Based Compensation – (cont’d):

Summary of stock option activities during the period ended April 30, 2007, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Outstanding at July 31, 2006	1,733,000	$0.50
Granted	-	-
Expired/cancelled	-	-

Options outstanding at end of period	1,733,000	$0.50

Options exercisable at end of period	1,733,000	$0.50

Outstanding and exercisable stock options at April 30, 2007 are as follows:

	Average Remaining	Weighted Average
Number	Contractual Life	Exercise Price
Outstanding	(in Years)	Per Share

800,000	3.55	$0.40
403,000	3.84	$0.50
530,000	3.93	$0.65

1,733,000
e)	Warrants:

Summary of share warrants issued during the period ended April 30, 2007 are as follows:

Balance at July 31, 2006	6,458,110
Issued	-
Exercised	-

Balance outstanding at end of the period	6,458,110

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 9

Note 5	Share Capital – Note 6 – (cont’d)
e)	Warrants – (cont’d):

As at April 30, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

2,861,250	$0.50	February 27, 2008
3,596,860	$0.55	April 4, 2008

6,458,110

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

Note 6	Related Party Transactions – Note 5

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Nine months ended April 30,

	2007	2006

Consulting	$ 93,000	$ 49,826
Resource properties – property payments	67,278	-
– geological consulting	57,046	13,460

	$ 217,324	$ 63,286

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the nine month period ended April 30, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements (Note 4) at a deemed value of $62,000.

During the year ended July 31, 2006, 20,000 shares at $0.10 per share for proceeds of $2,000 were issued to parties related to a director and 45,000 shares were issued to directors at $0.45 per share for proceeds of $20,250. The Company also issued 100,000 shares to a Company controlled by a director pursuant to a resource property acquisition agreement at a deemed value of $40,000.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 10

Note 7	Commitments

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments for each fiscal year end as follows:

July 2007	$ 15,012
2008	15,012
2009	15,012
2010	8,757

$ 53,793

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Resource Properties

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves. Management reviews capitalized costs for impairment annually and records a write down to fair value if an impairment has occurred. To April 30, 2007 management has determined that there is no impairment. Under US GAAP, exploration expenditures are generally expensed as incurred, therefore, an additional resource property expense is required under US GAAP.

Unrealized Foreign Currency Translation Gains (Losses)

Under Canadian GAAP, unrealized gains (losses) arising from the translation of integrated subsidiary companies are included in net income and unrealized gains (losses) arising from the translation of self-sustaining subsidiary companies are included in other comprehensive income. Under US GAAP, unrealized gains (losses) arising from the translation of subsidiary companies are included in other comprehensive income and are excluded from the determination of net income.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 11

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Net Loss Per Share and Escrow Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the loss per share.

Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the quarter ended April 30, 2007 and for the year ended July 31, 2006.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 12

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

The impact of these differences on the financial statements are as follows:
	Nine months	Nine months
	ended	ended
	April 30,	April 30,
	2007	2006
Statement of Loss:

Net loss for the period under Canadian GAAP	$ (402,758)	$ (985,155)
Foreign exchange translation adjustment reported as comprehensive loss under US GAAP	2,148	6,772
Resource property exploration costs expensed under US GAAP	(785,342)	(103,952)

Net loss for the period under US GAAP	(1,185,952)	(1,082,335)

Foreign exchange translation adjustment included in net loss under Canadian GAAP	(2,148)	(6,772)

Comprehensive loss under US GAAP	$ (1,188,100)	$ (1,089,107)

Basic and diluted loss per share under US GAAP	$ (0.07)	$ (0.14)

Statements of Cash Flows:

Cash flows used in operating activities under Canadian GAAP	$ (403,126)	$ (325,739)
Resource property exploration costs reported as investing activities under Canadian GAAP	(785,342)	(103,952)

Cash flows used in operating activities under US GAAP	(1,188,468)	(429,691)

Cash flows used in investing activities under Canadian GAAP	(854,248)	(110,481)
Resource property exploration costs reported as operating activities under US GAAP	785,342	103,952

Cash used in investing activities under US GAAP	(68,906)	(6,529)

Cash flows provided by financing activities under Canadian and US GAAP	-	3,585,141

Increase (decrease) in cash under Canadian and US GAAP	$ (1,257,374)	$ 3,148,921

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 13

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

The impact of these differences on the financial statements – (cont’d):
	April 30,	July 31,
	2007	2006
Balance Sheets:
Assets
Total assets under Canadian GAAP	$ 3,373,520	$ 3,713,213
Resource property exploration costs expensed under US GAAP	(1,127,819)	(329,177)

Total assets under US GAAP	$ 2,245,701	$ 3,384,036

Liabilities
Total liabilities under Canadian and US GAAP	$ 24,811	$ 23,746

Shareholders’ Equity
Deficit under Canadian GAAP	(1,581,294)	(1,178,536)
Resource property exploration costs capitalized under Canadian GAAP	(1,127,819)	(329,177)

Deficit and Accumulated other comprehensive income under US GAAP	(2,709,113)	(1,507,713)
Share capital under Canadian and US GAAP	4,183,285	4,121,285
Contributed surplus under Canadian and US GAAP	746,718	746,718

	2,220,890	3,360,290

Total liabilities and shareholders’ equity under US GAAP	$ 2,245,701	$ 3,384,036

Recent United States Accounting Pronouncements

i)

February 2007 – FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and permits entities to choose to measure many financial instruments at fair value and report unrealized gains and losses on these items in earnings at each subsequent reporting date. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of Statement No. 159 will have a material impact on the consolidated financial statements.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 14

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

ii)

September 2006 – FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. Companies with publicly traded equity securities are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company does not expect that the adoption of Statement No. 158 will have a material impact on the consolidated financial statements. September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAB No. 108 is not expected to have a material effect on the consolidated financial statements.

iii)

September 2006 - FASB issued Statement No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of Statement No. 157 it will have a material impact on the consolidated financial statements.

iv)

June 2006 - FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 15

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

v)

In March 2006 - FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

vi)

In February 2006 - FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

vii)

November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting Standard) 115-1 – “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments”. FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company has determined that the adoption of FAS FSP 115-1 does not have an impact on its results of operations or financial position.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 16

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

viii)

May 2005 - FASB issued Statement No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FAS No. 3 ”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. FAS 154 requires retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of FAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

ix)

March 2005 - The Emerging Issues Task Force issued EITF Issue 04-6 – “Accounting for Stripping Costs in the Mining Industry”, stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 – “Restatement and Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing”, (“ARB No. 43”)”. Based upon this statement, post-production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is in the exploration stage.

x)

December 2004 - FASB issued Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”. This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. FAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. FAS 123(R) also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. FAS 123(R) replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB (Accounting Principles Board) Opinion No. 25 “Accounting for Stock Issued to Employees”. The provisions of FAS 123(R) will be effective for the Company beginning with its fiscal year ending 2007. The Company has determined that the adoption of FAS 123(R) does not have an impact on its results of operations or financial position.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements

APRIL 30, 2007

(Stated in Canadian Dollars)

(UNAUDITED) - PAGE 17

Note 8	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

xi)

December 2004 - FASB issued Statement No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. FAS 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 1, 2006. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

xii)

March 2004 - EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations” which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets. The Company is in the exploration stage and has not yet established proven or probable reserves. The adoption of FAS 151 does not have an impact on the Company’s results of operations or financial position.

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2006 AND 2005

SEE ACCOMPANYING NOTES

AUDITORS’ REPORT

To the Shareholders of

Golden Oasis Exploration Corp. (An Exploration Stage Company)

We have audited the consolidated balance sheet of Golden Oasis Exploration Corp. (an exploration stage company) as at July 31, 2006, and the consolidated statements of operations and deficit, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2005, and for the period from November 2, 2004 (date of incorporation) to July 31, 2005, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 1, 2006, except as to Note 9, which is as of February 9, 2006.

Vancouver, Canada	/s/ Morgan & Company
November 7, 2006, except for Note 12(b), as to which the date is March 26, 2007	Chartered Accountants

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,

Golden Oasis Exploration Corp.

We have audited the consolidated balance sheet of Golden Oasis Exploration Corp. (the “Company”) as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the period November 2, 2004 (Date of Incorporation) to July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and the results of its operations and its cash flows for the period November 2, 2004 (Date of Incorporation) to July 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ AMISANO HANSON
February 1, 2006, except as to Note 9, which is as of February 9, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has not yet achieved profitable operations, is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated February 1, 2006, except as to Note 9, which is as of February 9, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	/s/ AMISANO HANSON
February 1, 2006, except as to Note 9, which is as of February 9, 2006	Chartered Accountants

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	July 31,	July 31,
	2006	2005
ASSETS

Current
Cash and equivalents	$ 3,186,191	$ 223,668
Prepaid expenses and deposits	17,176	15,714
Goods and services tax receivable	16,090	-
	3,219,457	239,382

Equipment and leaseholds – Note 3	32,569	27,743
Reclamation Bond	27,794	-
Resource properties – Notes 4 and 6	433,393	260,852

	$ 3,713,213	$ 527,977

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 23,746	$ 104,938

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5 and 6	4,121,285	501,001
Contributed Surplus – Note 5	746,718	-
Deficit	(1,178,536)	(77,962)

	3,689,467	423,039

	$ 3,713,213	$ 527,977

Nature of Operations – Note 1

Commitments – Notes 4, 5 and 8

Subsequent events – Notes 4 and 12

APPROVED BY THE DIRECTORS:

“Robert Eadie”	Director	“Gary Arca”	Director

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

		November 2, 2004
	Year ended	(Date of Incorporation)
	ended	to
	July 31,	July 31,
	2006	2005

Expenses
Accounting and audit fees	$ 31,100	$ 7,500
Amortization	8,023	3,840
Bank charges and interest	1,769	1,026
Consulting fees – Note 6	140,311	45,608
Corporate finance fees – Note 5	-	7,500
Insurance	8,305	-
Legal fees	9,681	4,467
Office and miscellaneous	44,506	6,003
Rent – Note 6	15,712	12,238
Shareholder communications	76,626	-
Stock based compensation – Note 5	746,718	-
Transfer agent and filing fees	24,355	1,279
Travel	4,887	-

Loss for the period before other items	(1,121,993)	(89,461)

Other items
Foreign exchange gain (loss)	(6,560)	11,499
Interest and investment income	27,979	-
	21,419	11,499

Net loss for the period	(1,100,574)	(77,962)

Deficit, beginning of period	(77,962)	-

Deficit, end of period	$ (1,178,536)	$ (77,962)

Basic and diluted loss per share	$ (0.10)	$ (0.01)

Weighted average number of shares outstanding	11,532,103	6,289,890

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Year	November 2, 2004
	ended	(Date of Incorporation)
	July 31,	To July 31,
	2006	2005

Cash Flows from Operating Activities
Net loss for the period	$ (1,100,574)	$ (77,962)
Non-cash item:
Amortization	8,023	3,840
Stock based compensation	746,718	-

Changes in non-cash working capital items:
Prepaid expenses and deposits	(1,462)	(15,714)
Goods and services tax receivable	(16,090)	-
Accounts payable and accrued liabilities	(81,192)	104,938

	(444,577)	15,102

Cash Flows used in Investing Activities
Reclamation Bond	(27,794)	-
Resource properties	(132,541)	(260,852)
Equipment and leaseholds	(12,849)	(31,583)

	(173,184)	(292,435)

Cash Flows from Financing Activities
Issuance of common shares	4,002,375	501,001
Share issue costs	(422,091)	-

	3,580,284	501,001

Increase in cash and equivalents	2,962,523	223,668

Cash and equivalents, beginning of period	223,668	-

Cash and equivalents, end of period	$ 3,186,191	$ 223,668

Supplementary disclosure of cash flow information
Cash paid for:
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE PERIOD NOVEMBER 2, 2004 (DATE OF INCORPORATION) TO JULY 31, 2006

(Stated in Canadian Dollars)

			Contributed
	Shares	Amount	Surplus	Deficit	Total

Issued for cash
At incorporation - at $1	1	$ 1	$ -	$ -	$ 1
Pursuant to private placements: - at $0.01	3,000,000	30,000	-	-	30,000
at $0.10	4,710,000	471,000	-	-	471,000
Net loss for the period ended July 31, 2005	-	-	-	(77,962)	(77,962)

Balance, July 31, 2005	7,710,001	501,001	-	(77,962)	423,039
Issued for cash pursuant to:
Initial Public Offering - at $0.40	4,000,000	1,600,000	-	-	1,600,000
Private placements - at $0.10	20,000	2,000	-	-	2,000
- at $0.25	314,000	78,500	-	-	78,500
- at $0.45	5,150,000	2,317,500	-	-	2,317,500
Exercise of agent’s warrants - at $0.50	8,750	4,375	-	-	4,375
Issued for agent’s commission	251,720	106,274	-	-	106,274
Agent’s warrants commission charge	-	564,912	-	-	564,912
Share issue costs		(1,093,277)			(1,093,277)
Issued for resource property rights - at $0.40	100,000	40,000	-	-	40,000
Stock-based compensation charge	-	-	746,718	-	746,718
Net loss for the year ended July 31, 2006	-	-	-	(1,100,574)	(1,100,574)

Balance, July 31, 2006	17,554,471	$ 4,121,285	$ 746,718	$ (1,178,536)	$ 3,689,467

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2006

(Stated in Canadian Dollars)

Note 1	Nature of Operations

The Company was incorporated on November 2, 2004 under the British Columbia Business Corporations Act as 0707729 B.C. Ltd. and changed its name to Golden Oasis Exploration Corp. on February 18, 2005. The Company completed an Initial Public Offering (“IPO”) on February 27, 2006 and began trading on the TSX Venture Exchange (the “Exchange”) as a publicly listed entity (Note 5).

The Company is in the exploration stage and has entered into mining option agreements in respect of two mineral properties in the United States of America. The economic recoverability of the properties’ reserves has yet to be determined. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

Note 2	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 11. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Golden Oasis Exploration, a Nevada company (“GO US”). All significant inter-company transactions have been eliminated.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies - (cont’d)

Exploration Stage

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development Stage Enterprises.” The Company is devoting its present efforts to exploring its mineral properties. All losses accumulated since inception has been considered as part of the Company’s exploration stage activities.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and equivalents, deposits and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the period in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies - (cont’d)

Equipment and Leaseholds and Amortization

Equipment and leaseholds are recorded at cost. The Company provides for amortization on the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	45%

Leasehold improvements are amortized on a straight-line basis over five years. Office art is included in furniture and equipment and is not amortized.

Amortization on additions made during the year are recorded at one half annual rates.

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 4

Note 2	Significant Accounting Policies - (cont’d)

Asset Retirement Obligations - (cont’d)

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at July 31, 2006, no provision has been made for asset retirement obligations.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars using the exchange rate prevailing at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Foreign currency denominated revenues and expenses are recorded at the exchange rate prevailing at the transaction date. Translation gains or losses are included in operations for the period.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At July 31, 2006, the Company held $2,525,552 in short term marketable securities.

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 5

Note 2	Significant Accounting Policies - (cont’d)

Stock-Based Compensation - (cont’d)

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Note 3	Equipment and Leaseholds

	July 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 8,563	$ 3,826	$ 4,737
Furniture and equipment	24,583	4,650	19,933
Leasehold improvements	11,285	3,386	7,899

	$ 44,431	$ 11,862	$ 32,569

	July 31, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 5,449	$ 1,226	$ 4,223
Furniture and equipment	14,849	1,485	13,364
Leasehold improvements	11,285	1,129	10,156

	$ 31,583	$ 3,840	$ 27,743

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 6

Note 4	Resource Properties – Notes 6 and 12
a)	Summary of Resource Properties

	Year Ended July 31, 2006
	Lone
	Ranch	Toiyabe	Total

Balance, beginning of year	$ 59,813	$ 201,039	$ 260,852

Resource properties – acquisition costs	20,000	20,000	40,000

Resource properties – deferred expenditures
Claim maintenance fees	8,731	32,023	40,754
Claim staking costs	-	3,896	3,896
Drilling	-	30,921	30,921
Geological consulting	1,118	36,898	38,016
Geophysics	-	16,299	16,299
Legal consulting	-	2,655	2,655

	9,849	122,692	132,541

Balance, end of year	$ 89,662	$ 343,731	$ 433,393

	November 2, 2004
	(Date of Incorporation) to
	July 31, 2005
	Lone
	Ranch	Toiyabe	Total

Balance, beginning of period	$ -	$ -	$ -

Resource properties – acquisition costs	32,108	32,108	64,216

Resource properties – deferred expenditures
Claim maintenance fees	19,792	50,034	69,826
Claim staking costs	7,913	5,448	13,361
Geological consulting	-	19,108	19,108
Geology	-	17,112	17,112
Geophysics	-	77,229	77,229

	27,705	168,931	196,636

Balance, end of period	$ 59,813	$ 201,039	$ 260,852

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 7

Note 4	Resource Properties – Notes 6 and 12 - (cont’d)
b)	Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

c)	Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”). Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 common shares of the Company and the Company must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

-	US$25,000 (paid) and 50,000 common shares upon regulatory approval (issued);

-       US$30,000 and 100,000 common shares by August 15, 2006; (paid and issued subsequent to July 31, 2006)

-	US$45,000 and 150,000 common shares by August 15, 2007;
-	US$60,000 and 100,000 common shares by August 15, 2008;
-	US$80,000 by August 15, 2009;
-	US$100,000 by August 15, 2010; and
-	US$170,000 by August 15, 2011.

Exploration Expenditures:

-	US$50,000 by August 15, 2006; (incurred)
-	US$125,000 by August 15, 2007;
-	US$175,000 by August 15, 2008;
-	US$275,000 by August 15, 2009;
-	US$350,000 by August 15, 2010; and
-	US$425,000 by August 15, 2011.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 8

Note 4	Resource Properties – Notes 6 and 12 – (cont’d)
c)	Lone Ranch - (cont’d)

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid amounts are to be paid to the optionor.

d)	Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”). Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 common shares of the Company and the Company must incur exploration expenditures of US$2,500,000 on the property as follows:

Consideration:

-	US$25,000 (paid) and 50,000 common shares upon regulatory approval (issued);

-       US$30,000 and 100,000 common shares by August 15, 2006; (paid and issued subsequent to July 31, 2006)

-	US$45,000 and 150,000 common shares by August 15, 2007;
-	US$60,000 and 200,000 common shares by August 15, 2008;
-	US$80,000 by August 15, 2009;
-	US$100,000 by August 15, 2010;
-	US$120,000 by August 15, 2011;
-	US$140,000 by August 15, 2012; and
-	US$400,000 by August 15, 2013.

Exploration Expenditures:

-	US$125,000 by August 15, 2006; (incurred)
-	US$175,000 by August 15, 2007;
-	US$200,000 by August 15, 2008;
-	US$275,000 by August 15, 2009;
-	US$325,000 by August 15, 2010;
-	US$375,000 by August 15, 2011;
-	US$400,000 by August 15, 2012; and
-	US$625,000 by August 15, 2013.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 9

Note 4	Resource Properties – Notes 6 and 12 – (cont’d)
d)	Toiyabe – (cont’d)

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid amounts are to be paid to the optionor.

Note 5	Share Capital – Notes 6 and 12
a)	Authorized

Unlimited common shares without par value

b)	Share Issuances

Initial Public Offering

The Company completed an Initial Public Offering on February 27, 2006, for the issue of 4,000,000 units at a price of $0.40 per unit for proceeds of $1,600,000. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.50 until February 27, 2008. The Company paid a commission of $122,000 and issued 140,000 units, at a fair value of $56,000, on the same terms as the offering, to the agent. The Company was also required to pay a corporate finance fee of $7,500 and pay $17,000 of the agent’s legal expenses. These amounts have been recorded in the accounts as share issue costs.

The Company has also issued 800,000 share purchase warrants to the agent which are exercisable on the same terms as the offering warrants.

Private Placement

The Company completed a private placement on April 4, 2006 and issued 5,150,000 units of the Company at a price of $0.45 per unit, for gross proceeds of $2,317,500. Each unit was composed of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.55 until April 4, 2008. The warrants include an early expiry feature which the Company may trigger should the common shares close above $0.80 for a minimum period of twenty days on the Exchange.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 10

Note 5	Share Capital – Notes 6 and 12 – (cont’d)

b)	Share Issuances (con’t)

The Agent received a cash commission of $123,606 and 111,720 units, at a fair value of $50,724, issued on the same terms as the units above. The agent also received 966,000 agent warrants entitling the agent to acquire up to 966,000 common shares at $0.55 per share until April 4, 2008.

c)	Escrow Shares

As at July 31, 2006, the Company has 2,970,000 shares held in escrow. Their release being subject to the policies of the TSX Venture Exchange.

d)	Stock Options and Stock Based Compensation

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant.

The Company has granted directors and employees common stock purchase options. Each stock option allows the holder to purchase one share of the Company at the exercise price.

Summary of stock option activities during the year ended July 31, 2006, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Outstanding at beginning of period	-	-
Granted	1,758,000	$0.50
Expired/cancelled	(25,000)	$0.50

Options outstanding at end of year	1,733,000	$0.50

Options exercisable at end of year	1,733,000	$0.50

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 11

Note 5	Share Capital – Notes 6 and 12 – (cont’d)
d)	Stock Options and Stock Based Compensation - (cont’d)

Outstanding and exercisable stock options at July 31, 2006 are as follows:

	Average Remaining	Weighted Average
Number	Contractual Life	Exercise Price
Outstanding	(in Years)	Per Share

800,000	4.29	$0.40
403,000	4.59	$0.50
530,000	4.68	$0.65

1,733,000

The Company has recorded $746,718 of stock based compensation expense for stock options awarded to directors and consultants during the year ended July 31, 2006. The Company uses the Black Scholes option pricing model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the year ended July 31, 2006:

Dividend yield	Nil
Annualized volatility	112%
Risk-free interest rate	4.06 - 4.22%
Expected life	5 years

e)	Warrants

Summary of share warrants issued during the year ended July 31, 2006 are as follows:

2005

Balance, beginning of the period	-
Issued	6,466,860
Exercised	(8,750)
Balance, end of the period	6,458,110

As at July 31, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

2,861,250	$0.50	February 27, 2008
3,596,860	$0.55	April 4, 2008
6,458,110

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 12

Note 5	Share Capital – Notes 6 and 12 – (cont’d)
e)	Warrants – (cont’d)

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

The Company has recorded $564,912 of agent warrant commission for stock warrants issued to the agents pursuant to share issuances during the year ended July 31, 2006. The Company uses the Black Scholes option pricing model to estimate the fair value of the warrants at each issue date using the following weighted average assumptions for the year ended July 31, 2006:

	Dividend yield	Nil
	Annualized volatility	112%
	Risk-free interest rate	4.09%
	Expected life	2 years
Note 6	Related Party Transactions – Notes 5 and 12

The Company incurred the following costs with a director and companies controlled by directors of the Company:

	Year ended	November 2, 2004 (Date of Incorporation) to
	July 31,	July 31,
	2006	2005

Consulting	$ 82,760	$ 42,801
Rent	-	6,280
Resource properties – geological consulting	23,107	6,422
– acquisition costs	40,000	64,215
	$ 145,867	$ 119,718

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at July 31, 2006 is $nil (July 31, 2005: $78,297) due to a director and companies controlled by directors of the Company.

During the year ended July 31, 2006, 20,000 shares at $0.10 per share for proceeds of $2,000 were issued to parties related to a director. The Company also issued 100,000 shares to a Company controlled by a director pursuant to a resource property acquisition agreement (Note 4).

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page13

Note 6	Related Party Transactions – Notes 5 and 12 – (cont’d)

During the period ended July 31, 2005, the Company issued 2,800,000 common shares at $0.01 and $0.10 per share for cash proceeds of $46,000 to directors of the Company.

Note 7	Segmented Information

The Company operates in one operating segment, being the exploration and evaluation of mineral properties for development in the United States.

Assets by geographic segment, at cost, are as follows:

	2006	2005

Canada	$3,131,216	$174,917
United States	581,997	353,060
	3,713,213	527,977
Note 8	Commitments

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments for fiscal periods as follows:

	July 31, 2007	$ 15,012
	2008	15,012
	2009	15,012
	2010	8,757

		$ 53,793
Note 9	Comparative Figures

Certain July 31, 2005 comparative figures have been reclassified to conform with the presentation adopted in the current year.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 14

Note 10	Future Income Taxes

Total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to loss before income taxes for the following reason:

	2006	2005

Average statutory income tax rate	34.24%	35.62%

Income tax recovery on loss	$(376,837)	$(27,770)
Changes in temporary differences	(72,120)	1,368
Unrecognized items for tax purposes	255,676	-
Benefit resulting from reductions in tax rates	1,076	-
Benefit of income tax losses not recognized	192,205	26,402

	$-	$-

As at July 31, 2006, the Company has available non-capital losses in Canada and the United States of approximately $638,610 which may be carried forward to reduce taxable income in future years. The non-capital losses, if unused, will expire on various dates to 2016. Foreign resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Taxable value of equipment and leaseholds in excess of book value	$4,062	$1,368
Non-capital losses carried forward	218,660	26,402
Other temporary differences	299,471	-
Less: valuation allowance	(522,193)	(27,770)

	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize all the future tax assets.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 15

Note 11  Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Resource Properties

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition costs are considered tangible assets and must be capitalized unless the resource properties do not have proven reserves. Management reviews capitalized costs for impairment annually and records a write down to fair value if an impairment has occurred. To July 31, 2006 management has determined that there is no impairment. Under US GAAP, exploration expenditures are generally expensed as incurred, therefore, an additional resource property expense is required under US GAAP.

The impact on the financial statements is as follows:		November 2, 2004
		(Date of
	Year ended	Incorporation) to
	July 31,	July 31,
Statements of Loss:	2006	2005

Net loss for the period under Canadian GAAP	$ (1,100,574)	$ (77,962)
Foreign exchange loss (gain)	6,560	(11,499)
Resource property exploration costs	(132,541)	(196,636)

Net loss for the period under US GAAP	$ (1,226,555)	$ (286,097)

Comprehensive income (loss)
Foreign exchange translation adjustment	(6,560)	11,499

Comprehensive loss under US GAAP	$ (1,233,115)	$ (274,598)

Basic and diluted loss per share under US GAAP	$ (0.11)	$ (0.05)

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 16

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Resource Properties – (cont’d)

Statements of Cash Flows:	July 31, 2006	July 31, 2005

Cash flows used in operating activities under Canadian GAAP	$ (444,577)	$ 15,102
Resource exploration costs incurred	(132,541)	(196,636)

Cash flows used in operating activities under US GAAP	(577,118)	(181,534)

Cash flows used in investing activities under Canadian GAAP	(173,184)	(292,435)
Resource exploration costs incurred	132,541	196,636

Cash flows provided by investing activities under US GAAP	(40,643)	(95,799)

Cash flows provided by financing activities under Canadian and US GAAP	3,580,284	501,001

Increase in cash under Canadian and US GAAP	$ 2,962,523	$ 223,668

Balance Sheets

Total assets under Canadian GAAP	$ 3,713,213	$ 527,977
Resource exploration costs	(329,177)	(196,636)

Total assets under US GAAP	$ 3,384,036	$ 331,341

Liabilities:
Total liabilities under Canadian and US GAAP	$ (23,746)	$ (104,938)

Shareholders’ Equity

Deficit, under Canadian GAAP	(1,178,536)	(77,962)
Resource exploration costs	(329,177)	(196,636)

Deficit and accumulated other comprehensive income, under US GAAP	(1,507,713)	(274,598)
Share capital under Canadian and US GAAP	4,121,285	501,001
Contributed surplus under Canadian and US GAAP	746,718	-

Shareholders’ Equity under US GAAP	3,360,290	226,403

	$ 3,384,036	$ 331,341

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 17

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Unrealized Foreign Currency Translation Gains (Losses)

Under Canadian GAAP, unrealized gains (losses) arising from the translation of integrated subsidiary companies are included in net income and unrealized gains (losses) arising from the translation of self-sustaining subsidiary companies are included in other comprehensive income. Under US GAAP, unrealized gains (losses) arising from the translation of subsidiary companies are included in other comprehensive income and are excluded from the determination of net income.

Net Loss Per Share and Escrow Shares

Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the loss per share.

Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the year ended July 31, 2006 and for the period from inception on November 2, 2004, to July 31, 2005.

Recent United States Accounting Pronouncements

xiii)

September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAB No. 108 is not expected to have a material effect on the consolidated financial statements.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 18

Note 11  Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

xiv)

September 2006 - FASB issued Statement No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of Statement No. 157 it will have a material impact on the consolidated financial statements.

xv)

June 2006 - FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

xvi)

In March 2006 - FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 19

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)
xvii)

In February 2006 - FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

xviii)

November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting Standard) 115-1 – “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments”. FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company has determined that the adoption of FAS FSP 115-1 does not have an impact on its results of operations or financial position.

xix)

May 2005 - FASB issued Statement No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FAS No. 3 ”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. FAS 154 requires retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of FAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 20

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)
xx)

March 2005 - The Emerging Issues Task Force issued EITF Issue 04-6 – “Accounting for Stripping Costs in the Mining Industry”, stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 – “Restatement and Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing”, (“ARB No. 43”)”. Based upon this statement, post-production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has determined that the adoption of EITF Issue 04-6 does not have an impact on its results of operations or financial position since the Company is in the exploration stage.

xxi)

December 2004 - FASB issued Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”. This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. FAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. FAS 123(R) also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. FAS 123(R) replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB (Accounting Principles Board) Opinion No. 25 “Accounting for Stock Issued to Employees”. The provisions of FAS 123(R) will be effective for the Company beginning with its fiscal year ending 2007. The Company has determined that the adoption of FAS 123(R) does not have an impact on its results of operations or financial position.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

JULY 31, 2006

(Stated in Canadian Dollars) – Page 21

Note 11  Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

xxii)

December 2004 - FASB issued Statement No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. FAS 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 1, 2006. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

xxiii)

March 2004 - EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations” which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets. The Company is in the exploration stage and has not yet established proven or probable reserves. The adoption of FAS 151 does not have an impact on the Company’s results of operations or financial position.

Note 12	Subsequent Events

Subsequent to July 31, 2006:

a) the Company issued 200,000 shares at a value of $62,000 and paid cash of US$60,000 pursuant to resource property acquisition agreements on the Lone Ranch and Toiyabe properties. These amounts were paid to a company controlled by a director of the Company.

b)

the Company entered into a property option agreement with a company controlled by a director (“Minquest”) that gives the Company the right to acquire a 100% interest in 54 unpatented mining claims located in Esmeralda County, Nevada. The Company must pay US$8,000 to Minquest to reimburse it for acquisition, sampling and mapping costs. In addition, the Company must pay US$546,000 to the underlying property owner over a period of four years. The property is subject to a 3% net smelter royalty, one-half of which is repurchasable by the Company on the basis of US$2,000,000 for each one percent of the royalty within 60 days of completion of a positive production study.

Legal Proceedings

As of August 31, 2007, there are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending.

Dividend Distributions

Our company has not paid our shareholders any dividends since our inception. Any future payment of dividends or distributions will be determined by the board of directors of our company on the basis of our company's earnings, financial requirements and other relevant factors. Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors” appearing at page 5, above.

B.	Significant Changes

The management of our company is not aware of any significant changes since the date of our most recent interim financial statements that have not been disclosed elsewhere in this registration statement.

Item 9	The Offer and Listing
A.	Offer and Listing Details

Price History

Full Financial Years (since our incorporation on November 2, 2004)

The annual high and low market prices for each full financial year since our incorporation on November 2, 2004 on the TSX Venture Exchange were as follows:

Year Ended	High	Low
July 31, 2006	$0.75	$0.30

Full Financial Quarters (since our incorporation on November 2, 2004)

The high and low market prices for each full financial quarter since our incorporation on November 2, 2004 on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
July 31, 2007	$0.48	$0.33
April 30, 2007	$0.45	$0.34
January 31, 2007	$0.45	$0.30
October 31, 2006	$0.51	$0.30
July 31, 2006	$0.60	$0.30
April 30, 2006	$0.75	$0.44

Most Recent 6 Months

The high and low market prices for each of the most recent six months on the TSX Venture Exchange were as follows:

Month Ended	High	Low
August 31, 2007	$0.38	$0.30
July 31, 2007	$0.48	$0.325
June 30, 2007	$0.40	$0.33
May 31, 2007	$0.04	$0.34
April 30, 2007	$0.40	$0.34
March 31, 2007	$0.39	$0.34

B.	Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is “GOT-V” and our CUSIP number is 38113N103.

Item 10	Additional Information
A.	Share Capital

We are authorized to issue an unlimited number of common shares without par value. On August 31, 2007, we had 18,054,471 common shares issued and outstanding, all of which were fully paid and non-assessable.

We do not own any shares of our company.

We have issued the following shares during the period from our incorporation to August 31, 2007:

Upon incorporation on November 2, 2004, we issued one common share for $1.00 to our incorporator, who transferred this common share to our Chief Executive Officer on that same date.

On November 15, 2004, we issued 3,000,000 common shares to six investors at a purchase price of $0.01 per common share for aggregate gross proceeds of $30,000 in a private placement.

On January 14, 2005, we issued 4,690,000 common shares to 27 investors at a price of $0.10 per common share for aggregate gross proceeds of $469,000. On June 13, 2005, we approved an increase in this private placement from 4,690,000 common shares to up to 4,730,000 common shares at a price of $0.10 per share.

On September 2, 2005, we issued 134,000 common shares to four investors at a price of $0.25 per common share for aggregate gross proceeds of $33,500.

On September 21, 2005, we issued 130,000 common shares to four investors at a price of $0.25 per common share for aggregate gross proceeds of $32,500.

On September 26, 2005, we issued 50,000 common shares to one investor at a price of $0.25 per common share for aggregate gross proceeds of $12,500.

On February 28, 2006, we completed our initial public offering for the issue of 4,000,000 units at a price of $0.40 per unit for aggregate gross proceeds of $1,600,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $0.50 until February 27, 2008. We paid a commission of $122,000 and issued 140,000 units, at a fair value of $56,000, on the same terms as the offering, to the agent. We have also issued 800,000 share purchase warrants to the agent which are exercisable on the same terms as the offering warrants. 8,750 of these share purchase warrants had been exercised as of August 31, 2007.

On February 4, 2006 we issued 100,000 common shares to MinQuest Inc. with a fair value of $40,000, on account of our obligations under our option agreements on the Toiyabe and Lone Ranch properties. On October 6, 2006, we issued an additional 200,000 common shares to MinQuest Inc. with a fair value of $62,000 on account of our obligations under these agreements. On August 14, 2007, we issued an additional 300,000 common shares to MinQuest Inc. with a fair value of $102,000, on account of our obligations on the Toiyabe and Lone Ranch properties. For more information regarding the issuance of these shares, please see the discussion about our acquisition of these properties in Item 4.D “Property, Plants and Equipment”, beginning at page 14, above.

On April 4, 2006, we issued 5,150,000 units to 18 investors at a price of $0.45 per unit, for aggregate gross proceeds of $2,317,500 in a private placement. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $0.55 until April 4, 2008. The warrants include an early expiry feature which we may trigger should the market price on the TSX Venture Exchange for one of our common shares close above $0.80 for a minimum period of twenty consecutive trading days. The agent received a cash commission of $123,606 and 111,720 units, at a fair value of $50,724, which we issued on the same terms as the units above. The agent also received 966,000 warrants entitling the agent to acquire up to 966,000 common shares at $0.55 per share until April 4, 2008. None of these share purchase warrants had been exercised as of August 31, 2007.

Except with respect to the issuance of the common shares on account of our obligations in respect of the Toiyabe and Lone Ranch properties, all of the common shares that we have issued since inception have been issued for cash, without any discounts, special terms or instalment payments.

Escrow Shares

As of August 31, 2007, 1,980,001 of our common shares are held in escrow pursuant to an escrow agreement dated January 27, 2006 among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd. The founders of our company, Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd., agreed to deposit their common shares in escrow with the escrow agent. The escrow agreement was required by the Canadian Securities Administrators in connection with our initial public offering. The escrow agreement provides that common shares in escrow will be released from escrow in equal blocks of 15%, as to each persons respective holdings, of the common shares in escrow at 6 month intervals over the 36 month term of the agreement, with 10% of each of the above individuals’ holdings being exempt from the escrow provisions.

Stock Options and Stock Based Compensation

We received shareholder approval for a share option plan which allows for options to be granted of up to 10% of the outstanding shares. Under the terms of the option plan, options granted may be exercisable for a maximum of 5 years from the date of grant.

We have granted options to purchase our common shares to our directors and employees. Each stock option allows the holder to purchase one share of our company at the exercise price. As of April 30, 2007 and as of August 31, 2007, there were an aggregate of 1,720,000 options to purchase our common shares issued and outstanding under our share option plan. All of these options are held by our directors and employees, with a weighted average exercise price of $0.50. The details of each grant of options is as follows:

On November 15, 2005, we granted 800,000 stock options at an exercise price of $0.40 to four directors, officers and four consultants pursuant to our stock option plan. These options will all expire on or before November 14, 2010. On March 2, 2006, we granted an aggregate of 428,000 stock options at an exercise price of $0.50 to one director and officer and five consultants pursuant to our stock option plan. Of the stock options granted on March 2, 2006, 25,000 were cancelled on July 20, 2006, while the balance will all expire on or before March 2, 2011. On

April 4, 2006, we granted an aggregate of 530,000 stock options to four directors, officers and six consultants at an exercise price of $0.65. These options will all expire on or before April 4, 2011.

The following is a summary of stock option activities for the period from our incorporation on November 2, 2004 to August 31, 2007:

	Number of Shares	Weighted Average Exercise Price
Granted	1,758,000	$0.50
Expired/cancelled	(38,000)	$0.50

Options outstanding and exercisable as of August 31, 2007	1,720,000	$0.50

Outstanding and exercisable stock options at August 31, 2007 are as follows:

Number of Shares	Exercise Price	Expiry Date
800,000	$0.40	November 14, 2010
403,000	$0.50	March 2, 2011
514,000	$0.65	April 4, 2011

1,720,000

Warrants

In connection with our initial public offering completed on February 28, 2006 and a private placement on April 4, 2006, we issued the following share purchase warrants. These warrants entitle the holders thereof the right to acquire one common share for each warrant held. For more information regarding these share purchase warrants, including the exercise prices and expiration dates, please see the discussion in Item 10 A., above, beginning at page 44.

Summary of share purchase warrants issued for the period from our incorporation on November 2, 2004 to August 31, 2007, is as follows:

Number of Options
Issued	6,466,860
Exercised	(8,750)

Balance outstanding as of August 31, 2007	6,458,110

At August 31, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
2,861,250	$0.50	February 27, 2008
3,596,860	$0.55	April 4, 2008

6,458,110
B.	Articles of Incorporation and By-laws

Incorporation

We were incorporated on November 2, 2004 under the Business Corporations Act (British Columbia) as 0707729 B.C. Ltd. On February 18, 2005, we changed our name to Golden Oasis Exploration Corp.

Objects and Purposes of the Company

Our Articles of Incorporation place no restrictions upon our objects and purposes.

Directors’ Powers

Our Articles of Incorporation provide that a director or senior officer who holds a disclosable interest [as that term is used in the Business Corporations Act (British Columbia)] in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. Our Articles of Incorporation do not contain any other special provision with respect to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested. Such power of directors will be exercised by our directors in accordance with Sections 147 to 153 of the Business Corporations Act (British Columbia), which provides in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (British Columbia). The Business Corporations Act (British Columbia) also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

Section 13.5 of our Articles of Incorporation provides that our directors may from time to time determine that our directors are entitled to remuneration for acting as directors. If our directors so decide, the remuneration of our directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of our company as such, who is also a director. Section 13.7 of our Articles of Incorporation provides that if any director performs any professional or other services for us that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about our business, he or she may be paid remuneration fixed by the directors, or at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 8.1 of our Articles of Incorporation provides that we may, if authorized by our directors:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(d)

mortgage or charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Section 13.4 of our Articles of Incorporation provides that a director is not required to hold a share in the capital of our company as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director.

There is no provision in our Articles of Incorporation imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value. Each of our common shares entitles the holder thereof to notice and to attend and to cast 1 vote for each matter to be decided at a general meeting of our company. Our common shares do not have special rights or restrictions attached.

Procedures to Change the Rights of Shareholders

Subject to the Business Corporations Act (British Columbia), we may by special resolution of our shareholders (a special resolution of our shareholders must be approved by at least 2/3% of our shareholders that are present at a meeting):

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The conditions for action to change the rights of shareholders are not more significant than is required by Business Corporations Act (British Columbia).

Meetings

Section 10.1 of our Articles of Incorporation provides that, unless an annual general meeting is deferred or waived in accordance with Business Corporations Act, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by directors.

Section 10.4 of our Articles of Incorporation requires that we send notice of the date, time and location of any meeting of shareholders, in the manner provided in our Articles of Incorporation or in such other manner, if any, as may be prescribed by ordinary resolution, to each shareholder entitled to attend the meeting, to each director and to the auditor of our company, unless our Articles otherwise provide, at least 21 days before the meeting. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders and entitled to vote at any meeting of shareholders.

Generally, notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and any reports of the directors or auditor, the setting and changing of the number of directors, the election or appointment of directors and appointment of auditor, the setting of the remuneration of the auditor, shall state the general nature of the special business and if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders at our records office or such other reasonably accessible location in British Columbia.

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, a shareholder will not invalidate any proceedings at that meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the Business Corporations Act (British Columbia), our Notice of Articles or our Articles of Incorporation.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act (Canada), there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada), unless after review the Minister responsible for the Investment Canada Act (Canada) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of our company and the value of the assets of our company was CAN$5 million or more. An investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is currently CAN $281,000,000 for the year 2007.

A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act (Canada) if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act (Canada), including, among others, the following:

1.	acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
2.

acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act (Canada); and

3.

acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The Business Corporations Act (British Columbia) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower our board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our articles or in the Business Corporations Act (British Columbia) governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in our registration statement on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the Business Corporations Act (British Columbia).

C.	Material Contracts

With the exception of the contracts listed below, we have not entered into any material contracts during the last twenty-four months. For information regarding these contracts, please see “History and Development of our company”.

1.

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005, all relating to the Toiyabe Property in Lander County, Nevada;

2.

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005, all relating to the Lone Ranch Property in Ferry County, Washington;

3.

Right of First Offer Agreement between Newmont USA Limited, Newmont Capital Limited and our company dated July 25, 2005, relating to technical information relating to the Toiyabe Property in Lander County, Nevada;

4.	Agency Offering Agreement dated September 21, 2005 between our company and Canaccord Capital Corporation;
5.

Escrow Agreement dated January 27, 2006 among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd.;

6.	Assignment of Mineral Property Option between MinQuest Inc. and our company dated February 20, 2007, relating to the Empress Project in Esmeralda County, Nevada.

D.	Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.	Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the “CRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to the CRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)	the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length- or
(c)	the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)	the value of such shares is derived principally from real property (including resource property) situated in Canada,
(b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)

they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)	the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of shares of our common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of our common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a U.S. Holder is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for non-capital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the cap-ital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our company. An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if our company is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Unpedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election,

PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder's holding period beginning after

December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F.	Dividends and Paying Agents

There is no dividend restriction or any special procedure for non-resident holders to claim dividends. However, we have not declared dividends to our shareholders since our inception.

G.	Statement by Experts

The financial statements of our company as of July 31, 2006 included in this registration statement have been audited by Morgan & Company, Chartered Accountants, of P.O. Box 10007 Pacific Centre, Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 (Telephone: (604) 602-4935).

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark Wilson LLP, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours.

I.	Subsidiary Information

As at the date of this registration statement, we have one wholly owned subsidiary, Golden Oasis Exploration, a Nevada corporation.

Item 11	Quantitative and Qualitative Disclosures About Market Risk

Our Toiyabe Property is currently at the exploration stage and our operations are limited to exploring the Toiyabe Property. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in currencies other than the Canadian dollars. As a Canadian company, our cash balances are kept in Canadian funds. Therefore, we may become exposed to some interest rate risks. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

Item 12	Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies.

None

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15	Controls and Procedures

Not Applicable

Item 16	[Reserved]
A.	Audit Committee Financial Expert

Not Applicable

B.	Code of Ethics

Not Applicable

C.	Principal Accountant Fees and Services

Not Applicable

D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17	Financial Statements

Refer to Item 18 - Financial Statements.

Item 18	Financial Statements

Financial Statements filed as part of the registration statement:

Financial Statements of Golden Oasis Exploration Corp. for the years ended July 31, 2006 and 2005 reported on by Morgan & Company, Chartered Accountants.

Auditor’s Report of Morgan & Company, Chartered Accountants dated November 7, 2006, except for Note 12(b) as to which the date is March 26, 2007

Consolidated Balance Sheets as at July 31, 2006 and 2005

Consolidated Statements of Operations and Deficit for the year ended July 31, 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statements of Cash Flows for the year ended July 31, 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statement of Stockholders’ Equity for the period from November 2, 2004 (Date of Incorporation) to July 31, 2006

Notes to the Consolidated Financial Statements

Financial Statements of Golden Oasis Exploration Corp. for the three and nine months ended April 30, 2007, prepared by management.

Consolidated Balance Sheets as at April 30, 2007 and July 31, 2006

Consolidated Statement of Operations for the three and nine months ended April 30, 2007 and 2006

Consolidated Statement of Cash Flows for the three and nine months ended April 30, 2007 and 2006

Consolidated Statement of Shareholders’ Equity for the period from November 2, 2004 (Date of Incorporation) to April 30, 2007

Notes to the Interim Consolidated Financial Statements

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description
1.	Articles of Incorporation
1.1	Articles of Golden Oasis Exploration Corp.
1.2	By-laws of Golden Oasis Exploration Corp.
4.	Material Contracts
4.1

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005 regarding the Lone Ranch Property

4.2	Amending Agreement between MinQuest Inc. and our company dated May 15, 2005 regarding the Lone Ranch Property
4.3	Amending Agreement between MinQuest Inc. and our company dated November 30, 2005 regarding the Lone Ranch Property
4.4

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005 regarding the Toiyabe Property

4.5	Amending Agreement between MinQuest Inc. and our company dated May 15, 2005 regarding the Toiyabe Property
4.6	Amending Agreement between MinQuest Inc. and our company dated November 30, 2005 regarding the Toiyabe Property
4.7	Right of First Offer Agreement between Newmont USA Limited, Newmont Capital Limited and our company dated July 25, 2005
4.8	Agency Offering Agreement dated September 21, 2005 between our company and Canaccord Capital Corporation
4.9

Escrow Agreement dated January 27, 2006 among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd.

4.10	Assignment of Mineral Property Option between MinQuest Inc. and our company dated February 20, 2007, relating to the Empress Project in Esmeralda County, Nevada
4.11	Share Option Plan dated December 15, 2006
4.12	Form of Subscription Agreement for private placement in November 2004
4.13	Form of Subscription Agreement for private placement in January 2005
4.14	Form of Subscription Agreement for private placement in September 2005
8.	Subsidiaries
8.1	Golden Oasis Exploration
15.	Additional Exhibits
15.1	Consent of Morgan & Company, Chartered Accountants
15.2	Consent of Amisano Hanson, Chartered Accountants

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GOLDEN OASIS EXPLORATION CORP.

/s/ Robert Eadie

Robert Eadie

Chief Executive Officer

Date: September 26, 2007

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